08002260

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REGISTRANT'S NAME Genmab A/S

*CURRENT ADDRESS Toldbodgade 33
1253 Copenhagen K
Denmark

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 06 2008
THOMSON REUTERS

FILE NO. 82- 35188 FISCAL YEAR 12/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/1/08



Genmab

2007 Annual Report

Clinical Product Pipeline

Program	Phase I/II · Phase II · Phase III
HuMax-CD20®	Chronic lymphocytic leukemia (B-CLL)
	Non-Hodgkin's lymphoma (NHL)
	Rheumatoid arthritis (RA)—Methotrexate ref.
	RA—TNF-alpha ref.
	B-CLL front line
	NHL front line
	Diffuse large B-cell lymphoma (DLBCL)
HuMax-CD4®	Cutaneous T-cell lymphoma (CTCL)
	Non-cutaneous T-cell lymphoma (NCTCL)
	NCTCL combination
HuMax-EGFr™	Head and neck cancer
	Head and neck cancer front line
	Non small cell lung cancer front line
	Head and neck cancer front line
AMG 714	RA**
	Psoriasis
HuMax-IL8™	Palmoplantar pustulosis*
R1507	Sarcoma
HuMax-CD38™	Multiple myeloma
Roche 2	
Roche 3	
Roche 4	Asthma

*Study completed
**Further development of AMG 714 in RA is dependent upon results of a Phase I study

OUR MISSION

Genmab is dedicated to creating and developing human antibodies to help people suffering from life-threatening and debilitating diseases. Our goal is to serve patients in need of new types of therapy and to build a business that maximizes value for patients and shareholders.

OUR STRATEGY

Genmab's strategy is to maintain an extensive pipeline of human antibody products to balance the risk inherent in drug development and maximize our chances for success. To achieve this goal, we have selected disease targets that have a strong scientific and business rationale. We diversify our potential revenue stream by creating products for an array of both validated and novel targets. We also attempt to balance risk through our partnering efforts by licensing some programs at an early stage and others later to create a potentially diversified risk and revenue profile. We have built a skilled development team who focus on unmet medical needs and the need to bring new products to the patients who are waiting in the most efficient way possible.

Genmab Market Capitalization at the End of the Year

(DKK billions)



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12
8
4
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15.07
13.76
4.50
2.98
1.17
2003
2004
2005
2006
2007

Stock Performance Comparison 2002 to 2007

(Index 100=stock price on January 1, 2002)



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OMXC20 Index
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2007

Genmab 2007 Highlights

Partnership progress

- Genmab and GlaxoSmithKline received antitrust clearance under the Hart-Scott-Rodino Act for the HuMax-CD20 co-development and commercialization agreement
- Achieved the first two milestone payments in GlaxoSmithKline collaboration
- Gained all rights to HuMax-IL8 through asset exchange with Medarex
- Achieved three milestones in Roche collaboration for INDs and CTA filings of three products
- Regained all rights to HuMax-CD4 and HuMax-TAC from Merck Serono

Commenced seven new studies

- HuMax-EGFr Phase III front line study for head and neck cancer by DAHANCA
- Phase II study of HuMax-EGFr in combination with chemo-radiation for non small cell lung cancer
- Phase II front line study of HuMax-CD20 in combination with CHOP chemotherapy for follicular NHL
- HuMax-CD20 RA Phase III program comprising two studies
- Phase II study of HuMax-CD20 in relapsed DLBCL
- HuMax-CD38 Phase I/II study in multiple myeloma

Achieved positive clinical trial results

- HuMax-CD20 Phase II RA data
- Final HuMax-CD4 Phase II data in CTCL
- R1507 Phase I sarcoma data

Advanced clinical programs

- Announced development plans for HuMax-CD20 in multiple sclerosis
- Announced plans to develop HuMax-IL8 for glioblastoma
- Received Orphan Drug Designation for HuMax-CD4 for the treatment of refractory nodal T-cell lymphoma

Presented pre-clinical data

- HuMax-HepC prevented Hepatitis C infection in pre-clinical study
- New insights into the novel mechanisms of action of HuMax-EGFr
- Unique mechanisms of action of HuMax-CD4
- Positive data illustrating the broad potential of HuMax-EGFr for the treatment of cancer
- HuMax-CD20 effective at inducing complement dependent cytotoxicity

Financial highlights

- Revenues increased from DKK 136 million to DKK 530 million
- Cash position increased for fourth consecutive year to DKK 3.7 billion primarily as a consequence of the upfront payment and equity investment received from our GSK partnership
- Achieved membership in OMXC20 index on the OMX Nordic Exchange Copenhagen







Letter from the Chief Executive Officer

Lisa N. Drakeman, Ph.D.

Dear Shareholder,

During 2007, Genmab continued working toward its goals of bringing urgently needed new medicine to patients, its transformation into a late stage antibody development company and building toward a potential commercial future. Some of our key achievements in 2007 included making significant progress on the HuMax-CD20 collaboration with GlaxoSmithKline (GSK) and broadly expanding our existing pipeline. Genmab now has seven Phase III clinical programs compared to four at the beginning of the year and ten products in clinical development.

These positive developments have helped to place Genmab in the spotlight and have sparked increasing recognition of the company by both investors and the biotechnology community, culminating in Genmab receiving the 2007 Scrip Biotech Company of the Year Award. Genmab was nominated for four other awards in 2007: Scrip Licensing Deal of the Year Award, European BioTechnica Award 2007, Europe's 500 and the IR Nordic Market Awards. In addition, Genmab achieved membership in the OMXC20 Index, comprised of the twenty most heavily traded shares on the OMX Nordic Exchange Copenhagen.

Expanding our clinical programs

Our pipeline has grown to nineteen programs in clinical development during 2007. We started three new Phase III studies this year: a HuMax-EGFr Phase III head and neck cancer trial and two Phase III studies of HuMax-CD20 to treat rheumatoid arthritis (RA). We have also initiated a Phase II study of HuMax-EGFr to treat non small cell lung cancer, two HuMax-CD20 Phase II studies, one to treat follicular non-Hodgkin's lymphoma (NHL) and one for diffuse large B-cell lymphoma (DLBCL), and a Phase I/II study of HuMax-CD38 to treat multiple myeloma. These seven new studies represent an effort by Genmab to expand clinical development in existing as well as new antibody programs.

In addition to expanding our pipeline and programs, we have also reported positive data in four different existing programs, including results from the HuMax-CD20 Phase II RA study, both the HuMax-CD4 Phase II cutaneous T-cell lymphoma (CTCL) and non-cutaneous T-cell lymphoma (NCTCL) studies and in the R1507 Phase I study which was conducted by our partner Roche. We successfully achieved an Orphan Drug Designation for HuMax-CD4 in Europe for refractory nodal T-cell lymphoma.

We also continue to support our clinical programs with pre-clinical research. In 2007, we presented new insights into the mechanisms of action of HuMax-CD4 and HuMax-EGFr. We illustrated the potential of HuMax-EGFr for cancer treatment and of HuMax-HepC in the prevention of Hepatitis C virus infection. We presented data detailing the pre-clinical efficacy of HuMax-CD20 compared to marketed products. Finally, in the journal *Science* we published insights into the

We are using unique and advanced antibody technology and have made our own contribution to the future of antibody development with the UniBody technology.

mechanisms of human IgG4 antibodies and how these insights led to development of the UniBody® technology platform.

In the second half of 2007, Genmab gained full rights to the previously partnered HuMax-CD4, HuMax-IL8 and HuMax-TAC development programs. We believe that the return of the HuMax-CD4 program in particular was a timely and beneficial turn of events for Genmab. We are happy to have HuMax-CD4 back in the hands of our skilled clinical development teams.

The Genmab difference

In the nine years since inception, we have strived to make Genmab a competitive company and one of the best biotechnology companies in the world. While we are on the threshold of a potential transformation into a commercial company, Genmab remains committed to the strategic plan our business was founded on. We continue to maintain a deep pipeline of antibody programs, with a current portfolio of 38 potential products. We are using unique and advanced antibody technology and have made our own contribution to the future of antibody development with the announcement of the UniBody technology last year. We have put together a team of experts with the capacity to leverage our turnkey antibody capability and whose unsurpassed expertise has put us in the unique position of never having stopped development of any of the antibodies that have entered the clinic.

In February 2008, Genmab announced plans to acquire an antibody manufacturing facility located in Brooklyn Park, Minnesota, USA. The facility secures a significant manufacturing capacity which should allow Genmab to produce antibodies more efficiently and cost effectively in the future, while adding key manufacturing expertise to our capabilities. The transaction has been subject to clearance by the US antitrust authorities under the Hart-Scott-Rodino Act and became effective on March 13, 2008.

Genmab has used our world leading skills and knowledge to run our company with fiscal efficiency. While we have raised over DKK 2.6 billion (USD 515 million) and advanced three products into Phase III development during the year, we have retained a significant amount of that and still have a cash position of DKK 3.7 billion (USD 728 million) as of December 31, 2007.

Genmab is a company driven towards success. With the significant achievements of 2007 behind us, we look forward to an eventful 2008, where we will continue to build for a potential commercial future. We owe our thanks and appreciation to the dedicated Genmab employees and shareholders who enable our company to thrive.

Sincerely yours,

Lisa N. Drakeman, Ph.D.
President and Chief Executive Officer

Strength in Management



Genmab's international senior management team is composed of five professionals with over 70 years of experience in the biotechnology industry, three of whom are founding members of the company. Our management team works closely together to develop and expand our antibody product portfolio and is the source of the inspiration, innovation and determination of the entire company. The strength of our management team allows Genmab to move towards meeting its goal of bringing new treatments to patients with unmet medical needs and to do so with the utmost dedication and integrity.

Genmab

Table of Contents

Directors' Report 6
Income Statement 23
Balance Sheet 24
Statement of Cash Flow 26
Statement of Shareholders' Equity 27
Notes to the Financial Statements 30
Directors' and Management's Statement on the Annual Report 57
Independent Auditor's Report 58
2007 Stock Exchange Releases 59
Investor Relations 60

Directors' Report

ABOUT GENMAB

Genmab is a leading international biotechnology company focused on developing fully human antibody therapeutics for unmet medical needs. Using unique, cutting-edge antibody technology, Genmab's world class discovery and development teams have created and developed an extensive pipeline of products for potential treatment of a variety of diseases including cancer and autoimmune disorders. As Genmab advances towards a commercial future, we remain committed to our primary goal of improving the lives of patients who are in urgent need of new treatment options.

Genmab's strategy is to maximize the value of our business by creating value in our products. We have developed a broad product pipeline, giving us numerous opportunities to succeed. We intend to maintain this robust pipeline through a combination of in-house clinical development and out-licensing. To move our product pipeline forward efficiently and effectively, we have assembled advanced human antibody technologies, expansive development capabilities and an experienced and knowledgeable international staff, 86% of whom work in research and development.

2007 OVERVIEW

Genmab reported consolidated revenues of DKK 530 million in 2007, an operating loss of DKK 437 million and a net loss of DKK 383 million. Genmab ended 2007 with a total of DKK 3.7 billion in cash and marketable securities.

Our 2007 financial guidance was for a net loss in the range of DKK 260 to 310 million. The realized net loss of DKK 383 million was above the published range, as a DKK 87 million development milestone, which was projected for late 2007, was not achieved until January 2008. The milestone was triggered by the first patient in the Phase III RA program with HuMax-CD20 receiving treatment. Overall, the financial performance is in line with management's expectations for the year.

During the course of 2007, Genmab released positive data for the HuMax-CD20, HuMax-CD4 and R1507 clinical development programs and positive pre-clinical data for HuMax-CD20, HuMax-EGFr, HuMax-CD4, HuMax-IL8 and HuMax-HepC. We also began seven new clinical studies this year: two Phase III studies of HuMax-CD20 to treat rheumatoid arthritis—one in patients with an inadequate response to methotrexate therapy and the other in patients who had an inadequate response to TNF-alpha antagonist therapy; a Phase II front line study of HuMax-CD20 in combination with CHOP chemotherapy for follicular NHL; a Phase II study of HuMax-CD20 to treat relapsed diffuse large B-cell lymphoma (DLBCL); a Phase II study of HuMax-EGFr in combination with chemo-radiation for non small cell lung cancer; a Phase III HuMax-EGFr front line study for head and neck cancer which is being run by the Danish Head and Neck Cancer Group (DAHANCA); and a Phase I/II study of HuMax-CD38 for multiple myeloma.

We furthermore announced expanded development plans for HuMax-CD20 in multiple sclerosis and for HuMax-IL8 in glioblastoma. In the HuMax-CD4 program, we also received an Orphan Drug Designation in Europe for the treatment of refractory nodal T-cell lymphoma.

From a partnership perspective, Genmab has continued to make progress. In February, Genmab and GSK received antitrust clearance for the HuMax-CD20 co-development and commercialization agreement. Genmab met the first and second milestones under this agreement when we presented positive data from the HuMax-CD20 Phase II RA study and when the first patient was treated in the Phase II DLBCL study. Genmab also received three milestone payments from Roche when Roche filed two investigational new drug (IND) applications and a clinical trial application (CTA) for three Genmab antibodies developed under our collaboration agreement and an additional milestone payment when R1507 entered a Phase II study for the treatment of recurrent or refractory sarcoma. Through an asset exchange agreement with Medarex, Genmab gained all rights to HuMax-IL8. The HuMax-CD4 and HuMax-TAC development programs were also returned to Genmab by Merck Serono.

Over the course of the year, Genmab participated in 33 scientific conferences and 18 investor conferences as well as a significant number of analyst, media and investor meetings.

OUTLOOK

During 2008, we plan to continue advancing the development of our clinical and pre-clinical product pipeline. We will analyze opportunities to establish new collaborations with pharmaceutical or biotechnology companies to out-license programs or technology or access new targets, technology or products.

We expect to significantly expand development in 2008 in our clinical and pre-clinical programs, including plans to initiate 17 new clinical studies, filing our first biologics license application and selecting two new clinical candidates. We will pay development costs for the new and ongoing pivotal studies in HuMax-CD4 and HuMax-EGFr. Under our collaboration with GSK, we will fund half the development costs for the trials with HuMax-CD20. We expect to continue our increasing level of discovery and pre-clinical work in 2008, developing antibody products for a variety of new and existing disease targets. Finally, the 2008 projections include operating costs from the newly acquired antibody manufacturing facility.

Due to these expanded activities, Genmab's operating costs are expected to be higher in 2008 than in 2007. In combination with increasing revenues in 2008, we are projecting an operating loss of DKK 900 to 1,000 million compared to the DKK 437 million reported for 2007. Under the conditions described above, the net loss for 2008 is expected to be in the range of DKK 800 to 900 million compared to the net loss of DKK 383 million reported for 2007.

As of December 31, 2007, Genmab had cash, cash equivalents and short-term marketable securities of DKK 3.7 billion (approximately USD 728 million). We expect the 2008 cash burn to consist of USD 240 million (approximately DKK 1.2 billion) paid for the acquisition of the manufacturing facility, net operational expenses of approximately DKK 750–800 million (approximately USD 148–158 million) and approximately DKK 40–50 million (approximately USD 8–10 million) in other capital expenditures. We expect to spend over 90% of our 2008 budget on research and development, including the operation of our manufacturing facility and less than 10% on general and administrative expenses. Of the research and development costs, we expect to spend approximately DKK 500 million (approximately USD 98 million) on development for the ofatumumab program.

Total projected revenues for 2008 are expected to be approximately DKK 1.0 billion (approximately USD 197 million), an increase of approximately DKK 470 million (approximately USD 93 million) over 2007 revenues, which were DKK 530 million (approximately USD 104 million). Net financial income is expected to be approximately DKK 70–75 million (approximately USD 14–15 million). Thus, including the manufacturing acquisition and operational expenses, we are projecting a 2008 year end cash position of DKK 1.7 to 1.8 billion (approximately USD 335 to 355 million).

The estimates above are subject to possible change primarily due to the timing and variation of development activities, related income and costs and fluctuating exchange rates. Our projected 2008 revenues consist primarily of milestone payments, for which we cannot always predict the exact timing. Accordingly, any change from projected timing of milestones may directly impact our estimates. The financial guidance also assumes that no further agreements are entered into during 2008 that could materially affect the results. Conversion of our 2008 financial guidance into USD has been made using the Danish Central bank closing spot rate on December 31, 2007, which was USD 1.00 = DKK 5.075.

PRODUCT PIPELINE

Genmab's strategy is to maintain an extensive pipeline of human antibody products in a variety of disease indications to balance the risk inherent in drug development and maximize our chances for success. Our scientific teams continuously investigate promising new disease targets for potential addition to our growing pipeline. Our clinical product pipeline currently consists of seven pivotal Phase III studies, six Phase II studies, six Phase I/II or I studies and more than a dozen pre-clinical programs. An overview of the development status of each of our clinical products is provided in the following sections. More detailed descriptions of dosing, efficacy and safety data from certain clinical trials have been published in our stock exchange releases to the OMX Nordic Exchange Copenhagen A/S, which are available on Genmab's website, www.genmab.com.

HuMax-CD20 (ofatumumab)

HuMax-CD20 is a human, high affinity antibody targeting a unique CD20 epitope in clinical development for CLL, follicular NHL, RA and DLBCL. The CD20 antigen, a clinically validated target, is a protein found in the cell membrane of pre-B and mature B lymphocytes, a subset of the immune system's white blood cells. In certain types of cancers, these cells can over-proliferate and treatment is needed to reduce their number. Because of the critical role of B-cells in autoimmune disorders, CD20 is also believed to be an attractive target for treating other diseases, such as RA. In laboratory tests and animal studies, HuMax-CD20 has been shown to deplete B-cells effectively and bind to a unique site on the CD20 target when compared to other known CD20 antibodies.

A pivotal Phase III study to treat refractory CLL is ongoing. The study includes two different patient populations:

Directors' Report

patients who are refractory to both fludarabine and alemtuzumab and fludarabine refractory patients who are considered inappropriate candidates for alemtuzumab due to bulky tumor in their lymph nodes. Each group consists of approximately 66 patients and will be analyzed separately. Due to the high unmet medical need amongst these patients, registration of HuMax-CD20 could be possible in each indication, depending on the data generated from this study. Accrual of 132 patients for a scheduled interim analysis was completed in November 2007. The study will remain open for recruitment in order to collect additional safety and efficacy data.

Positive HuMax-CD20 Phase I/II data showing an objective response rate of 50% in CLL patients treated at the highest dose level (2000 mg) was previously reported

A Phase II front line study of HuMax-CD20 in combination with fludarabine and cyclophosphamide (FC) to treat CLL in previously untreated patients was initiated in December 2006.

A HuMax-CD20 Phase III pivotal study to treat patients with rituximab refractory follicular NHL was initiated in July 2006. This study was amended in September 2007 to a single arm study and will now include 81 patients. Positive results from a previous Phase I/II study in relapsed or refractory follicular NHL showed objective responses of up to 63% according to the Cheson criteria.

In June 2007, a Phase II study of HuMax-CD20 in combination with cyclophosphamide, doxorubicin, vincristine and prednisone (CHOP) in patients with previously untreated follicular NHL was initiated. A total of 56 patients will be enrolled in the study.

Positive data from a Phase II HuMax-CD20 study in RA was presented in June 2007. In the intent-to-treat study population comprising 224 patients, 46% of all patients treated with HuMax-CD20 achieved ACR20, 24% achieved ACR50 and 6% achieved ACR70 compared to 15%, 5% and 0% in the placebo group at 24 weeks.

A Phase III RA program was initiated in November 2007. The program commenced with two studies which will be conducted outside the US, in two distinct patient populations. One study is in patients who have had an inadequate response to methotrexate therapy and the other in patients who had an inadequate response to TNF-alpha antagonist therapy. Further studies to support the program are planned for 2008.

In June 2007, we announced plans to expand development of HuMax-CD20 into randomized studies for CLL and NHL.

A Phase II study of HuMax-CD20 to evaluate treatment in relapsed DLBCL in patients ineligible for or relapsed following a stem cell transplant was initiated in December 2007. Approximately 75 patients will be enrolled in the study.

In December 2007, Genmab announced plans to initiate a Phase II study of HuMax-CD20 for the treatment of relapsing remitting multiple sclerosis (RRMS). Approximately 324 patients will be enrolled in the study which is expected to begin in the second quarter of 2008.

In September 2007, Genmab announced new pre-clinical data showing HuMax-CD20 appeared more effective at inducing complement dependent cytotoxicity (CDC), an immune system killing mechanism, than rituximab. Direct comparisons of HuMax-CD20 and rituximab revealed HuMax-CD20 to induce much more rapid and profound CDC and far more impressive cell changes than rituximab. This, furthermore, led to more effective killing of target cells by HuMax-CD20.

Additional data from a pre-clinical study announced in November 2007 showed HuMax-CD20 appeared to be more effective than rituximab in treating chemotherapy refractory DLBCL. HuMax-CD20 was significantly more effective in inducing CDC in nine of ten DLBCL tumor samples when compared to rituximab.

In another pre-clinical study, B-cells incubated with cholesterol depleting agents called statins were found to be killed less effectively by CD20 monoclonal antibodies. Importantly, cell lysis of statin-treated B-cells was consistently higher when using HuMax-CD20 in comparison to rituximab.

In December 2006, Genmab entered into an agreement with GSK, which gave GSK exclusive worldwide rights to co-develop and commercialize HuMax-CD20. Under the agreement, GSK and Genmab will share the development costs equally from 2008. GSK will be solely responsible for manufacturing and commercialization. Please refer to the Partnerships and Collaborations section.

HuMax-CD4 (zanolimumab)

HuMax-CD4 is a human antibody currently in Phase III development for the treatment of CTCL and in Phase II development for NCTCL. CTCL is a life threatening condition in the advanced stages, and is a highly symptomatic, disfiguring chronic disease. Currently available treatments for T-cell lymphoma patients can have an unfavorable side effect profile and are not particularly effective. Based on this unmet medical need, we obtained from the FDA a Fast Track designation for HuMax-CD4 covering patients with CTCL who have failed currently available therapy and a Special Protocol Assessment (SPA) agreement for the pivotal trial of HuMax-CD4 in patients with CTCL. HuMax-CD4 has also been granted Orphan Drug status in the US and EU for the treatment of Mycosis Fungoides (MF), the most common form of CTCL. In addition, we received an Orphan Drug Designation for the treatment of nodal T-cell lymphoma in October 2007.

Positive preliminary results from the pivotal study in CTCL were presented in December 2006. A clinical response was shown in 42% of patients in the two highest dose groups. A partial response was obtained by 16% of patients in the 8 mg/kg dose group and 67% of patients in the 14 mg/kg dose group.

In October 2007, Genmab amended the design of the CTCL pivotal study to include patients with Sézary Syndrome. Furthermore, due to higher response rates observed at the 14 mg/kg dose level during the first part of the study, the 8 mg/kg dose level was discontinued, with all patients to be treated with 14 mg/kg of HuMax-CD4 once a week for 12 weeks.

Final results from the Phase II studies in CTCL were announced in June 2007. At the high dose levels of 560 mg and 980 mg of HuMax-CD4, median response duration was 81 weeks, a significant increase compared to previously reported preliminary data.

In November 2007, Genmab presented additional positive results in the Phase II study to treat patients with relapsed or refractory NCTCL. Objective tumor response was obtained by 5 of 21 patients (24%) enrolled in the study. Three patients obtained partial responses lasting 43 and 51 days with one patient not relapsing at 182 days. Two patients obtained a complete response unconfirmed, one lasting 46 days and one showing no relapse after 252 days.

Genmab regained all rights to HuMax-CD4 from Merck Serono in June 2007

HuMax-EGFr (zalutumumab)

HuMax-EGFr is a high-affinity human antibody that targets the Epidermal Growth Factor receptor (EGFr), a molecule found in abundance on the surface of many cancer cells, and is a clinically validated target.

HuMax-EGFr has received a Fast Track designation from the FDA covering patients with head and neck cancer who have previously failed standard therapies.

HuMax-EGFr is currently in three studies to treat head and neck cancer and one study to treat non small cell lung cancer. A pivotal Phase III study to treat 273 patients with refractory head and neck cancer considered incurable with standard treatment is being conducted under a Fast Track designation from the FDA. A 36 patient Phase I/II study of HuMax-EGFr in combination with chemo-radiation as front line treatment of advanced head and neck cancer is also ongoing.

In September 2007, Genmab announced the initiation of a Phase III study to treat previously untreated head and neck cancer patients in cooperation with DAHANCA. The approximately 600 patients to be included in the study will be randomized to treatment with radiotherapy or HuMax-EGFr plus radiotherapy.

Previously reported data from a Phase I/II study showed encouraging efficacy in refractory head and neck cancer with 9 out of 11 patients in the two highest dose groups obtaining partial metabolic response or stable metabolic disease when evaluated by FDG-PET scan.

In April 2007, Genmab initiated a Phase II study of HuMax-EGFr in combination with chemo-radiation for the treatment of non small cell lung cancer. A maximum of 270 patients with advanced non small cell lung cancer will be included in the study.

In June 2007, Genmab announced new pre-clinical data illustrating that HuMax-EGFr may have broad potential to treat cancers that over-express several types of EGF receptor. In a novel laboratory model, HuMax-EGFr effectively inhibited the growth of tumor cells that express both mutated or normal EGF receptors. The model also tested the effects of tyrosine kinase inhibitors (TKI) such as the marketed products Iressa and Tarceva on EGFr-expressing tumor cells. Tumor cells expressing various mutated EGFr varied strongly in their sensitivity to TKI therapy, whereas no differences in efficacy were observed for HuMax-EGFr.

AMG 714
AMG 714 is a human monoclonal antibody that binds to Interleukin-15 (IL-15), a cytokine molecule appearing early in the cascade of events that ultimately leads to inflammatory disease. The IL-15 blockade has potential utility in a wide variety of inflammatory diseases, such as rheumatoid arthritis, psoriasis, inflammatory bowel disease, lupus and multiple sclerosis, among others. AMG 714 is currently undergoing Phase I clinical testing.

HuMax-IL15 was originally created by Genmab under our collaboration with Amgen. Amgen exercised its commercial option to license HuMax-IL15 and reformulated the molecule, now AMG 714, in a more commercially productive cell line. The new formulation entered Phase I clinical testing in 2006. Results from a Phase II study of HuMax IL15 in RA were presented in 2006. Amgen is now responsible for all further development of AMG 714.

HuMax-IL8 (formerly HuMax-Inflam)
HuMax-IL8 is a high-affinity human antibody directed to Interleukin-8 (IL-8) and may have potential application in oncology and inflammation. In pre-clinical studies, HuMax-IL8 has been shown to inhibit tumor growth in tumor models using primary human tumors in immunodeficient mice. HuMax-IL8 was also effective in reducing disease activity in palmoplantar pustulosis patients in a Phase I/II clinical study.

Through an asset exchange, Genmab gained all rights to HuMax-IL8 from Medarex in September 2007. Subsequently, we announced plans to develop HuMax-IL8 to treat glioblastoma, a cancer of the central nervous system. Other possible indications include chronic obstructive pulmonary disease (COPD) and pustular dermatoses. We are currently preparing an improved commercially viable cell line with the hope to start the next phase of clinical trials in 2008.

R1507
R1507 is a fully human antibody created by Genmab under our collaboration with Roche. This antibody targets the Insulin-like Growth Factor-1 Receptor (IGF-1R) which has been shown to be important in tumor growth and protecting tumor cells from being killed. IGF-1R is over-expressed on a variety of tumors including breast, colon, prostate, lung, skin and pancreatic cancers and is a well validated target for an antibody therapeutic approach. In pre-clinical studies, R1507 was shown to block binding of IGF-1 and IGF-2 and to potently inhibit IGF-1R signaling. In addition, R1507 was found to effectively stop tumor cell growth in animal models.

Roche announced positive results from a Phase I study of R1507 in patients with solid tumors in October 2007. Nine of 34 patients experienced disease stabilization when treated with R1507. Four of seven patients with Ewing's sarcoma demonstrated clinical benefit, and two of these achieved durable, objective partial responses.

In December 2007, we announced that Roche initiated a Phase II study of R1507 for the treatment of recurrent or refractory sarcoma, triggering a milestone payment to Genmab.

HuMax-CD38
HuMax-CD38 is a fully human antibody in clinical development to target the CD38 molecule which is highly expressed on the surface of multiple myeloma tumor cells. In pre clinical studies, HuMax-CD38 was shown to inhibit the enzymatic activity of the CD38 molecule. HuMax-CD38 is the first antibody known to block the ecto-enzymatic activity of CD38. This special property may contribute to the effectiveness of HuMax-CD38 in killing both primary multiple myeloma and plasma cell leukemia cells.

In December 2007, we initiated a Phase I/II safety and dose finding study of HuMax-CD38 for the treatment of multiple myeloma. The study will include a maximum of 122 patients with multiple myeloma who are relapsed or refractory to at least two different prior treatments and are without further established treatment options.

Other Clinical Programs
In 2007, Genmab announced that our partner Roche had filed two INDs and a CTA for three antibodies developed by Genmab under the companies' collaboration, triggering milestone payments to Genmab.

Pre-clinical Programs
Genmab has more than a dozen programs in pre-clinical development. Our active programs are targeted towards cancer, inflammation, allergies and cardiovascular and infectious diseases. We retain this array of products and indications in keeping with our business strategy of maintaining a diverse pipeline of potential products to increase our chances for future commercial success. We continually work to create new antibodies to a variety of targets for a number of disease indications. We also evaluate disease targets identified by other companies for potential addition to our pipeline.

HuMax-HepC is a fully human antibody in pre-clinical development to treat Hepatitis C reinfection. HuMax-HepC was originally isolated from a patient who suffered from mild chronic hepatitis. HuMax-HepC binds to a conformational epitope of envelope protein 2 (E2), which is expressed on the surface of Hepatitis C virus (HCV) and plays an important role in the entry of Hepatitis C virus into target cells. In pre-clinical studies, HuMax-HepC was shown to be broadly cross-reactive with several HCV genotypes and potently neutralized binding of HCV-E2 to susceptible cells.

In May 2007, Genmab announced that HuMax-HepC prevented HCV infection in a novel animal model. In the pre-clinical study, mice with a compromised immune system were transplanted with human liver cells and exposed to a mixture of patient-derived HCV of different genotypes. Replication of HCV was not observed in 5 of 6 mice treated with HuMax-HepC. The sixth mouse was infected with HCV, but the virus was subsequently cleared. In comparison, 5 of 6 mice who received a control antibody developed and sustained a robust HCV infection.

HuMax-TAC is a fully human antibody that may have therapeutic potential in the treatment of T-cell mediated diseases, such as autoimmune, inflammatory and hyperproliferative skin disorders, as well as transplant rejection. Genmab regained rights to HuMax-TAC from Merck Serono in August 2007. HuMax-TAC is currently in pre-clinical development.

PARTNERSHIPS AND COLLABORATIONS

In support of our strategy to build a broad portfolio of products and facilitate their potential commercialization, Genmab has established a number of collaborations with pharmaceutical and biotechnology companies. Through these partnerships, major pharmaceutical and biotechnology companies gain access to our antibody development capabilities while helping us bring our products closer to the market. Genmab has also formed a number of partnerships to gain access to promising disease targets that may be suitable for additional antibody products. We have key collaborations with GSK, one of the world's leading research-based pharmaceutical and healthcare companies; Roche, a major healthcare group headquartered in Switzerland and US-based Amgen, a leading biotechnology company.

GSK

In December 2006, we granted exclusive worldwide rights to develop and commercialize HuMax-CD20 to GSK. GSK and Genmab will co-develop HuMax-CD20, and the parties will share development costs from 2008 and GSK will be responsible for commercial manufacturing and commercialization expenses. Under the terms of the agreement, Genmab received a license fee of DKK 582 million (approximately USD 102 million at the date of the agreement), and GSK invested DKK 2,033 million (approximately USD 357 million at the date of the agreement) to subscribe 4,471,202 shares pursuant to a direct private placement. We may also receive potential milestone payments and the total of these payments and the initial license fee and equity investment could exceed DKK 9.0 billion (approximately USD 1.6 billion at the date of the agreement).

GSK has also committed to development, commercial manufacturing and commercialization costs. The total potential value of this agreement, in the event of full commercial success, in cancer and various autoimmune and inflammatory diseases, could exceed DKK 12.0 billion (approximately USD 2.1 billion at the date of the agreement). In addition, Genmab will be entitled to receive tiered double digit royalties on global sales of HuMax-CD20.

As part of the agreement, Genmab will have an option to co-promote, in a targeted oncology setting, HuMax-CD20, Bexxar™ and Arranon™ in the US and HuMax-CD20 and Atriance™ in the Nordic region. GSK will also have an option for a CD20 UniBody. The agreement has been subject to review by the US Government under the Hart-Scott-Rodino Act and became effective on February 5, 2007 after clearing review.

In June 2007, Genmab achieved the first milestone under this collaboration for positive results in the Phase II RA study, triggering a payment of DKK 116 million (approximately USD 21 million at the time) from GSK. Genmab achieved the second milestone under the collaboration in December when the first patient was treated in the Phase II DLBCL study, triggering a milestone of DKK 87 million (approximately USD 17 million at the time) to Genmab.

Roche

Under our agreement with Roche, we have utilized our broad antibody expertise and development capabilities to create human antibodies to a wide range of disease targets identified by Roche. Genmab will receive milestone and royalty payments based on successful products. Under certain circumstances, Genmab may obtain rights to develop products based on disease targets identified by Roche. If all goals are reached, the value of the collaboration to Genmab could be USD 100 million, plus royalties. At the exchange rate prevailing at the end of 2007, this equals approximately DKK 508 million, plus royalties. During 2007, Genmab received four milestone payments from Roche under this collaboration: for R1507 entering a Phase II study in sarcoma and for the filing of two INDs and a CTA for three antibodies. Three of the antibodies developed under this collaboration are in Phase I development and R1507 is in Phase II development.

Amgen

Genmab has previously created antibodies for Amgen under a licensing agreement for its IL-15 receptor program and for another undisclosed target, as well as for the IL-15 program. Genmab had taken the AMG 714 antibody against IL-15 into Phase II for treatment of RA. Under the terms of the agreement with Amgen, if products to all three targets are successfully commercialized, and certain sales levels are achieved, Genmab will be entitled to receive up to USD 135.5 million (approximately DKK 688 million based on the exchange rate prevailing at the end of 2007) in license fees and milestone payments, plus royalties on commercial sales. Amgen is responsible for all future development of these antibodies.

Merck Serono

Genmab signed license agreements with Merck Serono for the exclusive development and commercialization of HuMax-CD4 and HuMax-TAC in 2005. In June and August 2007, Genmab was notified that it would regain rights to HuMax-CD4 and HuMax-TAC, respectively, following a portfolio review by Merck Serono.

ANTIBODY TECHNOLOGY, STREAMLINED DEVELOPMENT AND INTELLECTUAL PROPERTY

Globally, antibodies are proven candidates for therapeutic products. Currently, 21 monoclonal antibody products from other companies are approved for use in the United States and several are also in use throughout Europe. To create our therapeutic products, Genmab uses transgenic mice to produce novel antibodies that are fully human. Some of our HuMax antibodies have been shown to be 100 to 1,000 times better at finding and binding to their disease target than earlier generations of murine or laboratory-engineered antibodies which are not fully human. In addition, we believe that fully human antibody therapies may have other advantages over older generation products such as a more favorable safety profile and improved treatment regimens. Genmab has licensed the rights to use the UltiMAb® transgenic mouse technology platform from the US biotechnology company Medarex, Inc.

We combine this technology with our own intellectual property and in-house expertise to produce and evaluate new antibodies as product candidates. Once a panel of antibodies for a new disease target has been generated, we subject the antibodies to extensive and rigorous testing, employing our wide array of laboratory tests and animal disease models. Our goal is to use these broad pre-clinical capabilities to identify the clinical candidate with the best possible characteristics for treating a particular disease and to move forward as quickly and efficiently as possible. Our research and development teams have established a streamlined process to coordinate the activities of product discovery, manufacturing, pre-clinical testing, clinical trial design, data management and regulatory submissions across Genmab's international operations.

In addition, Genmab has developed UniBody, a proprietary antibody technology that creates a stable, smaller antibody format with an anticipated longer therapeutic window than current small antibody formats, based on pre-clinical studies to date. A UniBody is about half the size of a regular type of inert antibody called IgG4. This small size can be a great benefit when treating some forms of cancer, allowing for better distribution of the molecule over larger solid tumors and potentially increasing efficacy. UniBody molecules are cleared from the body at a similar rate to whole IgG4 antibodies and are able to bind as well as whole antibodies and antibody fragments. Unlike other antibodies which primarily work by killing targeted cells, a UniBody will only inhibit or silence cells. This could be an advantage therapeutically when treating, for example, allergies or asthma, when killing cells is not the objective. A UniBody binds to only one site on target cells and does not stimulate cancer cells to grow like some normal antibodies might, opening the door for treatment of some types of cancer which ordinary antibodies cannot treat.

Genmab believes its UniBody technology has the potential to expand the market for targeted therapeutics, in particular for some cancer and autoimmune diseases. We intend to use the UniBody technology to develop our own antibody products, work with partners who have access to targets for which this technology may be beneficial and may out-license the technology to other companies.

Proprietary protection for our products, processes and know-how is important to our business. Currently, we own and license patents, patent applications and other proprietary rights relating to our human antibody technology and our antibody products against CD4, EGFr, IL-15, CD20, TAC, Hepatitis C virus, CD38, IL8, the Ganymed target and targets acquired from Europroteome, and/or uses of these products in the treatment of diseases. In addition, under the terms of our Technology Agreement with Medarex, we have rights to file patent applications for future antibody products developed using our human antibody technology. Our policy is to file patent applications to protect technology, inventions and improvements relating to antibody products that we consider important to the development of our business.

HUMAN RESOURCES

One of Genmab's greatest assets is our people. Skill, knowledge, experience and employee motivation are essential to Genmab as a fast paced high technology company. The ability to organize our highly skilled and very experienced employees into interactive functional teams is the key factor in achieving the high goals we establish to ensure Genmab's continuing growth. Throughout our five international locations, Genmab emphasizes an open and supportive professional work environment. During 2007, the number of Genmab employees increased from 248 to 344. Our workforce is concentrated in research and development. At the end of 2007, 296 people, or 86% of our employees, were employed in research and development activities compared to 206 or 83% at the end of 2006.



Number of Employees
280 -
0 -
2003
2004
2005
2006
2007

The technical demands of biotechnology require a high employee education level. At the end of 2007, 80 (2006: 52) employees, or 23% (2006: 21%), hold a Ph.D. or a doctoral degree, including 4 who hold both an M.D. and a Ph.D. In addition, 96 (2006: 65) employees, or 28% (2006: 26%), hold Masters' degrees. In total, at the end of 2007, 51% (2006: 47%) of employees hold advanced degrees.



Educational Level
Doctoral
Master
Other

Genmab's team is also very experienced in the pharmaceutical and biotechnology industry, particularly among the more senior personnel.



Experience in the Pharmaceutical/
Biotech Industry
1-5 years
5-10 years
10-15 years
> 15 years

To further attract and retain our highly skilled workforce, we offer competitive remuneration packages including a warrant program, under which warrants are granted to all employees. Please refer to note 15 of the financial statements for further details on the warrant programs.

Directors' Report

FINANCIAL REVIEW

The financial statements have been prepared in accordance with the provisions of the International Financial Reporting Standards (IFRS) as endorsed by the EU and additional Danish disclosure requirements for annual reports of listed companies. Genmab's financial statements are published in Danish Kroner (DKK). Please refer to notes 1 and 21 to the financial statements for a description of our accounting policies.

For the convenience of the reader,

- a reconciliation between the reported net result under the IFRS and the corresponding net result under US Generally Accepted Accounting Principles (US GAAP) has been provided. Please refer to note 20.
- the financial statements contain a conversion of certain DKK amounts into US Dollars (USD) at a specified rate. These converted amounts are unaudited and should not be construed as representations that the DKK amounts actually represent such USD amounts or could be converted into USD at the rate indicated or at any other rate. The conversion is regarded as supplementary information to the financial statements.

  Unless otherwise indicated, conversion herein of financial information into USD has been made using the Danish Central Bank closing spot rate on December 31, 2007, which was USD 1.00 = DKK 5.075.

Result for the Year

The group's operating loss for 2007 was DKK 437 million and the net loss was DKK 383 million. This compares to the 2006 operating loss and net loss of DKK 472 million and DKK 438 million, respectively.

2007 was the fourth year in a row where Genmab's cash position increased over the year. The cash position increased by approximately DKK 2.0 billion, primarily due to the upfront payment and equity investment received from GSK in connection with our partnership.

Our 2007 financial guidance for the net loss ranges from DKK 260 to 310 million. The realized net loss of DKK 383 million was above the published range, as a DKK 87 million development milestone, which was projected for late 2007, was not achieved until January 2008. Overall, the financial performance is in line with management's expectations for the year.

Revenues

During 2007, Genmab recognized total revenues of DKK 530 million compared to revenues of DKK 136 million in 2006. The revenues arise primarily from services provided under Genmab's development collaboration agreements with GSK (co-development and commercialization of HuMax-CD20) and Merck Serono (development and commercialization of HuMax-CD4).

The upfront payment from GSK has initially been recognized as deferred income and is recognized as revenue on a straight-line basis over a five-year period. In 2007, Genmab recognized revenues totalling DKK 217 million from this upfront payment. In addition, in June and December 2007, Genmab announced that we had reached the first two development milestones for HuMax-CD20. The achievement of the two milestones resulted in total revenues of DKK 203 million.

The milestones have been recognized upon achievement as a separate earnings process relative to the milestone payments has been completed and achieved.

As announced on June 29, 2007, Genmab regained all rights to HuMax-CD4 from Merck Serono. As previously projected, the remaining deferred income from this collaboration amounted to DKK 71 million and has been recognized as revenue in 2007.

As revenues comprise milestone payments and other income from research and development agreements, recognition of revenues may vary from period to period.

Research and Development Costs

Research and development costs increased by DKK 336 million, or 66%, from DKK 513 million in 2006 to DKK 849 million for the year ended December 31, 2007. The increase is primarily attributable to the costs of the increasing level of pre-clinical, clinical and manufacturing activities in connection with the advancement of our pipeline of clinical product candidates through the development process.

R&D Share of Operating Costs


88%
86%
84%
82%
80%
78%
76%
2003
2004
2005
2006
2007

General and Administrative Expenses

General and administrative expenses increased by DKK 22 million, or 24%, from DKK 95 million in 2006 to DKK 117 million for the year ended December 31, 2007. The general and administrative expenses have increased as a natural consequence of the growth in the organization and the increasing development activities. In line with the advancement of products through the pipeline and the increasing pre-clinical and clinical activities, the need for administrative support also increases. On an overall basis, general and administrative expenses account for 12% of our total costs of operations compared to 16% in 2006.

Financial Items

Financial income increased by DKK 152 million, from DKK 98 million in 2006 to DKK 250 million for the year ended December 31, 2007. The income is mainly derived from our cash position which is higher in 2007 compared to 2006, primarily due to the upfront payment and equity investment in connection with our collaboration with GSK in February 2007.

Financial expenses of DKK 197 million reflect an increase compared to the 64 million reported for 2006. The financial expenses are influenced by the effects of increasing interest rate levels, which led to reduced market values, primarily in the form of unrealized loss from some of our marketable securities. To the extent our marketable securities are held to maturity, they will mature at par, which will reverse any unrealized losses. Genmab invests solely in securities from investment grade issuers and has not suffered losses or impairments on the issuers in our portfolios.

Moreover, the weakening of the USD against the DKK continued during 2007 which reduced the net financial income. The USD decreased by 10% (2006: 10%) against the DKK, from 5.661 DKK/USD at the end of 2006 to 5.075 DKK/USD at the end of 2007. Had the USD remained constant against the DKK throughout 2007, net financial income would have been approximately DKK 26 million higher.

Please refer to note 13 on financial risk for further details on the financial risk factors affecting Genmab.

Balance Sheet

As of December 31, 2007, total assets were DKK 3.959 billion compared to DKK 1.305 billion at the end of 2006. The increase is primarily caused by Genmab's strengthened cash position, which is a result of the upfront payment and equity investment, totalling DKK 2.615 billion, received from our worldwide agreement with GSK to co-develop and commercialize HuMax-CD20 in the first quarter of 2007.

Shareholders' equity, as of December 31, 2007, equalled DKK 2.883 billion compared to DKK 1.608 billion at the end of December 2006. The increase in shareholders' equity is mainly caused by GSK's subscription of 4,471,202 new shares in Genmab. This transaction increased shareholders' equity by DKK 1.529 billion.

On December 31, 2007, Genmab's equity ratio was 73% compared to 89% reported at the end of 2006.

Cash Flow

During 2007, the operating activities generated a positive cash flow of DKK 506 million compared to a negative cash flow of DKK 380 million in 2006. In 2007, the cash flow from operating activities was significantly influenced by the initial payments and milestone payment received from the GSK agreement, which contributed to the operating cash flow by DKK 1.202 billion.

The cash flow from financing activities was DKK 1.560 billion in 2007 compared to DKK 879 million in 2006. This reflects primarily the net cash inflow from the equity investment by GSK in February 2007 of DKK 1.529 billion and the exercise of warrants of DKK 40 million.

The costs incurred in connection with the capital increases in 2007 and 2006 amounted to DKK 1 and 47 million, respectively, and were primarily incurred in connection with the private placements.

Directors' Report

CONSOLIDATED KEY FIGURES

The following key figures and financial ratios have been prepared on a consolidated basis and include five years of operation. The financial ratios have been calculated in accordance with the recommendations of the Danish Society of Financial Analysts. Key figures comply with the requirements under the Danish Financial reporting requirements and the IFRS. All key figures and financial ratios are in conformity with the current accounting policies.

	2007	2006	2005	2004	2003	2007	2006	2005	2004	2003
	DKK'000	DKK'000	DKK'000	DKK'000	DKK'000	USD'000 (*Unaudited)	USD'000 (*Unaudited)	USD'000 (*Unaudited)	USD'000 (*Unaudited)	USD'000 (*Unaudited)
Income Statement										
Revenues	579,537	135,547	98,505	4,101	68,326	104,336	26,707	19,409	808	13,462
Research and development costs	(849,202)	(513,065)	(441,689)	(378,537)	(347,085)	(167,321)	(101,091)	(87,027)	(74,584)	(68,387)
General and administrative expenses	(117,468)	(94,696)	(84,740)	(75,053)	(64,650)	(23,145)	(18,658)	(16,697)	(14,788)	(12,738)
Operating loss	[illegible]	(472,214)	(427,924)	(449,489)	(343,409)	(86,130)	(93,042)	(84,315)	(88,564)	(67,663)
Net financial income	53,764	33,978	34,334	26,061	15,029	10,593	6,695	6,765	5,135	2,961
Net loss	(383,369)	(438,236)	(393,590)	(423,428)	(328,314)	(75,537)	(86,347)	(77,550)	(83,429)	(64,689)
Balance Sheet										
Cash and marketable securities	3,693,443	1,724,333	1,252,902	1,158,428	1,035,776	727,729	339,750	246,863	228,248	204,082
Total assets	3,958,783	1,804,629	1,370,431	1,271,908	1,180,108	780,011	355,571	270,020	250,607	232,520
Shareholders' equity	2,883,279	1,607,582	1,118,770	1,180,986	1,086,434	568,100	316,745	220,434	232,693	214,063
Share capital	44,520	39,648	33,108	29,752	22,981	8,772	7,812	6,523	5,862	4,528
Investments in tangible fixed assets	23,436	5,348	8,223	23,049	21,722	4,617	1,054	1,620	4,541	4,280
Cash Flow Statement										
Cash flow from operating activities	505,898	(379,623)	[illegible]	[illegible]	[illegible]	99,678	(74,798)	(41,110)	(72,505)	(59,576)
Cash flow from investing activities	(2,362,934)	(451,373)	(127,547)	[illegible]	[illegible]	(465,575)	(88,936)	(25,131)	(4,939)	71,307
Cash flow from financing activities	1,560,227	879,033	297,357	503,413	(3,571)	307,416	173,198	58,589	99,169	(704)
Cash and cash equivalents	131,753	429,075	381,346	419,566	308,916	25,960	84,542	75,138	82,668	60,867
Financial Ratios										
Basic and diluted net loss per share	(8.72)	(11.26)	(12.59)	(16.00)	(14.38)	(1.72)	(2.22)	(2.48)	(3.15)	(2.83)
Year-end share market price	309.00	380.00	135.00	100.00	51.00	60.88	74.87	26.60	19.70	10.05
Price/book value	4.77	9.37	4.00	2.52	1.08	4.77	9.37	3.99	2.57	1.08
Shareholders' equity per share	64.78	40.54	33.79	39.69	47.78	12.76	7.99	6.66	7.82	9.31
Equity ratio	73%	89%	82%	93%	92%	73%	89%	82%	93%	92%
Average number of employees	291	237	213	205	199	291	237	213	206	199
Number of employees at year-end	344	245	215	209	201	344	248	215	209	201

*Supplementary information to the financial statements

SUBSEQUENT EVENTS

On January 4, 2008, Genmab announced a new pre-clinical antibody program called HuMax-CD32b. The antibody may have therapeutic potential in the treatment of B-cell chronic lymphocytic leukemia, small lymphocytic lymphoma, Burkitt's lymphoma, follicular lymphoma and diffuse large B-cell lymphoma.

On January 21, 2008, Genmab reached the third milestone payment of DKK 87 million under the collaboration with GSK. The milestone was triggered by the first patient receiving treatment in the Phase III RA program.

On February 21, 2008, Genmab announced that we had entered into an agreement to acquire PDL BioPharma's antibody manufacturing facility located in Brooklyn Park, Minnesota, USA for USD 240 million paid in cash. The transaction also included land, equipment and access to a leased space housing a development lab. With a production capacity of 22,000 liters, the Minnesota facility should be sufficient to provide a sustainable source of both clinical and commercial scale material for Genmab's pipeline. Genmab plans to retain the approximately 170 employees currently working at the manufacturing facility and does not foresee reducing either the PDL BioPharma or Genmab headcount following the acquisition.

The transaction has been subject to customary closing conditions, including clearance by the US antitrust authorities under the Hart-Scott-Rodino Act and became effective on March 13, 2008. IFRS requires certain disclosures about the nature and financial effect of a business combination. Due to the timing of the transaction, it has been impractical to give such disclosure in the annual report.

No other significant events have occurred since the balance sheet date which could significantly affect the financial statements as of December 31, 2007.

CORPORATE GOVERNANCE

Genmab is constantly working to improve our guidelines and policies for corporate governance based on the most recent trends in international and domestic requirements and recommendations. Genmab's commitment to corporate governance is rooted in the aim of generating value, and it forms a key element in our efforts to strengthen the confidence that existing and future shareholders, partners and employees have in Genmab. The role of the shareholders and their interaction with Genmab is considered important. Genmab acknowledges that open communication is necessary to maintain the confidence of our shareholders and we seek to maintain such open communication through stock exchange releases, investor meetings and company presentations. We are committed to providing reliable and transparent information about the business, development and results in an open and timely manner. As part of these initiatives, Genmab's website (www.genmab.com) contains information about the parent company and the group, our products in development, news releases and events with participation of Genmab. As the majority of Genmab's stakeholders have an international background, we believe that it is sufficient that the main content on the website is presented in English only. All corporate documents and stock exchange releases are, however, available in both Danish and English. Furthermore, at Genmab's annual general meeting wireless simultaneous interpretation is provided in English and Danish to enable all participating shareholders to follow the discussions.

All companies listed on the OMX Nordic Exchange Copenhagen are to disclose in their annual reports how they address the Recommendations for Corporate Governance published by the Copenhagen Stock Exchange Committee on Corporate Governance (the "Recommendations"). The companies shall adopt the "comply-or-explain" principle with respect to the Recommendations. Genmab complies with the majority of the Recommendations, although specific sub-areas have been identified, where Genmab's corporate governance principles differ from the Recommendations. We believe adaptation of certain elements within the Recommendations to Genmab's specific circumstances and international operations is beneficial to Genmab and its shareholders. Areas of non-compliance with the Recommendations are explained in these sections. Unless specifically addressed, Genmab complies with the Recommendations.

The Work and Composition of the Board of Directors

The board of directors plays an important role to Genmab, being actively involved in determining the strategies and goals for Genmab and by monitoring the operations and results on an ongoing basis. As part of these functions, the board of directors assesses Genmab's capital and share structure and is responsible for share issues and grant of warrants. Relevant knowledge and professional experience are key parameters when nominating board members.

During 2007, Irwin Lerner resigned from Genmab's board of directors in the light of his expanded responsibilities as Interim President and Chief Executive Officer of Medarex, Inc. On April 19, the shareholders elected Dr. Burton G. Malkiel and Hans Henrik Munch-Jensen to the board of directors at Genmab's Annual General Meeting.

Directors' Report

Five of Genmab's seven board members are considered to be independent of Genmab under the Recommendations. The following members are not considered to be independent:

- Dr. Lisa N. Drakeman is both a member of the management and the board of directors. She is appointed as a member of our board of directors pursuant to Genmab's articles of association, which provide that she shall remain as director as long as she remains our Chief Executive Officer and as such is not up for election.
- Dr. Ernst H. Schweizer was head of our Business Development from 2002 to 2005 and has therefore been an employee of Genmab within the past five years.

We believe no member has relations or interests that may be contrary to Genmab's businesses or may conflict with the duty as a board member. Adequate procedures have been established to avoid conflicts of interests in the board members' professional duties including conducting executive sessions.

The Recommendations prescribe that board members be up for election every year, but Genmab has designed three-year election periods to balance continuity and stability on the board. The board of directors performs regular assessments of its own performance, of the management and of the collaboration between the parties to identify any areas in potential need of improvement. The collaboration is based on a natural element of control, but it is also characterized by interaction and teamwork for the purpose of developing Genmab. To an innovative company and group as Genmab, it is especially important for the board of directors to liaise actively with the management in a respectful and trusting manner.

During 2007, the board of directors held 9 scheduled meetings, in addition to the more informal ongoing communication among the board members and with the management.

The Copenhagen Stock Exchange Committee on Corporate Governance recommends that board members hold a limited number of directorships in companies outside the group. Genmab considers it appropriate for the individual members of the board to determine the reasonable number of directorships held outside Genmab.

Committees

To support the board of directors in its duties, three committees have been established. These are

- the Nominating and Corporate Governance Committee;
- the Audit Committee; and
- the Compensation Committee.

Written charters specifying the tasks and responsibilities have been adopted for each of these Committees. Each Committee held 2–4 meetings during the financial year 2007. Please refer to the section "Board of Directors and Executive Management" in the Annual Report to see the members of the individual committees.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee monitors the work of the board of directors and the established Committees, including regular reviews of the size, composition and performance. The tasks include evaluation of the individual board members and recommendation to the board with respect to re-nomination of existing directors and identification of new candidates to serve on the board. Although the Recommendations prescribe that recruitment criteria for new board members are discussed with the shareholders, the board's professional experience and the use of external advisors is generally believed to ensure that the recruitment criteria are adequate and that the best suited candidates are identified.

The Nominating and Corporate Governance Committee also oversees the standards for independence of directors. Further, this Committee oversees Genmab's corporate governance functions and works with the management to monitor important corporate governance issues and trends in corporate governance practices and recommendations.

Audit Committee

The Audit Committee assists the board in fulfilling its responsibilities by monitoring the system of internal control and the financial reporting process and by examining the Interim and Annual Reports prior to adoption by the board and release to the OMX Nordic Exchange Copenhagen. The Committee evaluates the independence and competences of the auditors as well as makes recommendations concerning election of the auditors.

The Audit Committee also reviews Genmab's accounting policies and evaluates significant accounting and reporting issues. The Audit Committee agrees on the fees, terms and other conditions of engagements, hereunder non-audit services, with the independent auditors and monitors the audit process.

The independent auditors report directly to the Audit Committee with respect to audit findings and other recommendations, including issues regarding the accounting policies and financial reporting process. Audit findings and recommendations from the independent auditors are reviewed by the Audit Committee and Genmab's

CFO to ensure that any issues are properly addressed, and all material items and conclusions are made available to the board of directors.

Compensation Committee

The role of the Compensation Committee is to advise the board on the adoption of policies that govern Genmab's compensation programs, including warrant and benefit plans.

The Committee supports the board in setting goals and objectives for the management, evaluating performance and deciding on the annual compensation. The Compensation Committee monitors the trends within management compensation plans to ensure that Genmab's executive compensation programs are able to attract, retain and motivate the Executive Managers and align the interests of key leadership with the long-term interest of Genmab's shareholders.

The remuneration of Genmab's board of directors is determined with basis in market levels based on benchmark analyses. The remuneration is adopted at the annual general meetings.

The Copenhagen Stock Exchange Committee on Corporate Governance recommends disclosure of remuneration of the individual members of the board of directors and the management. Genmab considers its members of management as a team providing the skills and competences needed to develop Genmab for the benefit of the shareholders. Accordingly, Genmab believes that remuneration of the management team preferably should be considered at an aggregated level and that disclosure of remuneration of individuals would not necessarily provide additional company relevant information.

Genmab's board of directors is composed as considered necessary by the Nominating and Corporate Governance Committee and the members are remunerated at market levels. As with the management team, remuneration of the board of directors is not disclosed at a disaggregated level. Total remuneration of the board of directors is disclosed in note 3 to the Financial Statements. According to the Recommendations, the board of directors and the executive management shall preferably not be remunerated through share option (warrant) schemes, and if so, such schemes shall be set up as roll-over schemes with a redemption price higher than the market price at the time of allocation. Within the biotech sector, it is customary to grant warrants to the members of the board and the management. Genmab has adopted a remuneration system that we believe is most efficient to attract and retain suitably qualified people to the board and the management. The board members and the management participate in Genmab's warrant schemes, under which warrants are granted at market price on the day of grant and the warrants vest over a period of 4 years.

Procedures for Changes in the Articles of Association

Unless the Companies Act otherwise provides, the adoption of any resolution to alter Genmab's articles of association shall be subject to the affirmative vote of not less than two thirds of the votes cast as well as of the voting share capital represented at the General Meeting. Genmab's entire articles of association can be found on our website.

RISK MANAGEMENT

Genmab performs global research and development activities with offices located in four countries and clinical trials conducted in more than twenty different countries. Through our activities, we are exposed to various risks, which may have significant impact on our business if not properly assessed and controlled. Maintaining a strong control environment with adequate procedures for identification and assessment of risks and adhering to operational policies designed to reduce such risks to an acceptable level is essential for the continued development of Genmab. It is our policy to identify and reduce the risks derived from our operations and to establish insurance coverage to hedge any residual risk, wherever considered efficient. We are exposed to a number of specific risk areas such as development, commercial, financial and environmental risks. Below is a summary of some of Genmab's key risk areas and how we address such risks.

Development Risk

The creation and development of therapeutic products within the biotechnology and pharmaceutical industry is subject to considerable risks. Since everything is not known about the nature of disease or the way new potential therapeutic products can affect the disease process, a significant number of products do not successfully reach the marketplace in this industry. Moreover, these factors can influence the timing and variation of our clinical development activities and related revenues and costs.

Genmab has established various committees to ensure the optimal selection of disease targets and antibody product candidates and to monitor the progress of all projects. The committees combine knowledge and competences of key employees across the organization with the primary focus of optimizing the development of our projects by closely monitoring and assessing data and other information.

Any product undergoing pre-clinical or clinical development is subject to an inherent development risk, which includes factors such as timeliness and quality of clinical supplies and the availability of suitable patients to be enrolled in the clinical trials. Further, the outcome of pre-clinical as well as clinical studies is never certain, and the subsequent ability to obtain regulatory approval of the products is not guaranteed. Genmab seeks to minimize our exposure to such risk by developing a broad portfolio of products, including a number of products against validated targets, thus increasing the opportunities for success and diversifying the development risk.

Commercial Risk

Genmab is subject to commercial risk factors of a diverse nature, including, among others, market size and competition for our products in development, the ability to attract the interest of potential partners and investors, development time and cost of our development programs, and patent protection. We attempt to control these commercial risks by continually monitoring and evaluating current market conditions and patent positions.

We have a flexible commercialization strategy, and seek partners for some products, and might develop a sales and marketing force in selected territories for others. As part of our commercialization strategy, we entered a co-development and collaboration agreement with GlaxoSmithKline in 2007 on HuMax-CD20, where we have an option to co-promote the product in a targeted oncology setting in the US and in the Nordic region. We acknowledge that the successful marketing of some of our potential product candidates might be beyond the capabilities of all but the largest pharmaceutical companies. For this reason, we may consider licensing to major pharmaceutical companies or distribution partners individual products that may serve very large markets or those that may be widely distributed geographically, if the products are approved by the FDA, European, or other regulatory agencies.

Financial Risk

The activities of the Genmab group entail that the group's financials may be exposed to different kinds of financial risks which are mainly related to the currency exposure and changes in interest rates. The Genmab group's financial risks are disclosed in details in note 13 to the Financial Statements.

Environmental Risk

Our in-house research activities are carried out from our state-of-the-art laboratory facilities in Utrecht, which are designed to reduce any environmental impact. Nevertheless, Genmab is aware of the group's potential environmental impact and we have implemented policies for the handling of waste materials from our laboratory facilities in accordance with regulatory requirements. As Genmab's activities have a very limited impact on the environment, we have chosen not to issue separate environmental reports.

Insurance Strategy

Genmab has adopted an insurance strategy, according to which the management shall analyze, identify and evaluate risks related to Genmab activities, employees and assets, and reduce such risks by purchasing insurance policies through well-established insurance companies. In cooperation with professional insurance brokers, we continuously assess the risks associated with our business and take out insurance policies wherever considered efficient. The board of directors performs a yearly review of Genmab's insurance coverage to ensure that it is adequate.

SHAREHOLDER INFORMATION

On December 31, 2007, the share capital of Genmab A/S comprised 44,519,827 shares of DKK 1 each with one vote. There are no restrictions related to the transferability of the shares. All shares are regarded as negotiable instruments and do not confer any special rights upon the holder, and no shareholder shall be under an obligation to allow his shares to be redeemed.

The board of directors is until April 19, 2012 authorized to increase the nominal registered share capital on one or more occasions by up to nominally DKK 15,000,000 negotiable shares issued to the bearer that shall have the same rights as the existing shares of Genmab. The capital increase can be made by cash or by non-cash payment and with or without pre-emption rights for the existing shareholders.

By decision of the General Meeting on April 25, 2006 and of the General Meeting on April 19, 2007, the board of directors was authorized to issue on one or more occasions warrants up to a nominal value of DKK 1,200,000 and 1,000,000 respectively. These authorizations remain in force for periods ending on April 24, 2011 and April 19, 2012, respectively. As of December 31, 2007 only the authorization of April 25, 2006 has been used. A total of 423,800 warrants have been issued hereunder.

At the General Meeting on April 19, 2007, the board of directors was authorized, until the next Annual General Meeting, to purchase Genmab's own shares in connection with the buy-back of shares subscribed by employees etc.

pursuant to Genmab's employee warrant programs to the extent of up to two percent of Genmab's share capital and so that the consideration for such shares shall be equal to the exercise price paid for the shares in question. This authorization has not been used yet.

CHANGE OF CONTROL

Genmab has entered into collaboration, development and license agreements with external parties, which may be subject to renegotiation in case of a change of control event in Genmab A/S and with respect to change of control clauses related to service agreements with our management and employees, please refer to notes 3 and 15. Any changes in the agreements are not expected to have significant influence on the financial statements of the parent company or the group.

OWNERSHIP

As of December 31, 2007, the number of registered shareholders totalled 19,287 shareholders holding a total of 39,907,605 shares, which represented 89.64% of the share capital. Genmab is listed at the OMX Nordic Exchange Copenhagen A/S under the symbol GEN.

The following shareholders were listed in the register of shareholders as the owners of a minimum 5% of the votes or a minimum 5% of the share capital:

- GenPharm International, Inc., 2350 Qume Drive, San Jose, CA 95131, USA
- Glaxo Group Limited, Glaxo Wellcome House, Berkley Avenue, Greenford, Middlesex, UB6 0NN, United Kingdom
- Go Capital Asset Management bv, Global Opportunities Fund, Johannes Vermeerstraat 14, 1071 DR Amsterdam, The Netherlands
- ReachCapital Management LLC, Schipholboulevard 233, 1118 BG Schiphol, The Netherlands

Subsequently, one additional shareholder was added to the register of shareholders with minimum 5%:

- The Goldman Sachs Group, Inc., 85 Broad Street, New York, NY 10004, USA

DISTRIBUTION OF YEAR'S RESULT

It is proposed that the year's loss of DKK 373 million be carried forward by transfer to accumulated deficit.

Financial Statements for the Genmab Group and Parent Company

Income Statement
Balance Sheet
Statement of Cash Flow
Statement of Shareholders' Equity

Notes to the Financial Statements:

1 Management's Judgment under IFRS
2 Depreciation and Amortization
3 Staff
4 Financial Income
5 Financial Expenses
6 Corporate and Deferred Tax
7 Licenses and Rights
8 Property, Plant and Equipment
9 Equity Interests in Subsidiaries
10 Other Securities and Equity Interests
11 Other Receivables
12 Marketable Securities
13 Financial Risk
14 Deferred Income
15 Warrants
16 Related Party Disclosures
17 Commitments
18 Contingent Assets and Contingent Liabilities
19 Fees to Auditors Appointed at the Annual General Meeting
20 Reconciliation from IFRS to US GAAP
21 Accounting Policies

Income Statement

	Note	Genmab Group		Genmab Group		Parent Company	
		2007	2006	2007	2006	2007	2006
		DKK'000	DKK'000	USD'000 (*Unaudited)	USD'000 (*Unaudited)	DKK'000	DKK'000
Revenues		529,537	135,547	104,336	26,707	527,226	135,432
Research and development costs	2, 3	(849,202)	(513,065)	(167,321)	(101,091)	(850,429)	(519,693)
General and administrative expenses	2, 3	(117,468)	(94,696)	(23,145)	(18,658)	(106,317)	(86,602)
Operating loss		**(437,133)**	**(472,214)**	**(86,130)**	**(93,042)**	**(429,520)**	**(470,863)**
Financial income	4	250,462	98,231	49,350	19,355	252,349	99,985
Financial expenses	5	(196,698)	(64,253)	(38,757)	(12,660)	(196,223)	(64,029)
Loss before tax		**(383,369)**	**(438,236)**	**(75,537)**	**(86,347)**	**(373,394)**	**(434,907)**
Corporate tax	6	–	–	–	–	–	–
Net loss		**(383,369)**	**(438,236)**	**(75,537)**	**(86,347)**	**(373,394)**	**(434,907)**
Basic and diluted net loss per share (in DKK/USD)		(8.72)	(11.26)	(1.72)	(2.22)	(8.50)	(11.17)
Weighted average number of ordinary shares outstanding during the period—basic and diluted		43,944,560	38,926,758	43,944,560	38,926,758	43,944,560	38,926,758

*Supplementary information to the financial statements

The board of directors proposes the net loss be carried forward to next year.

Balance Sheet—Assets

	Note	Genmab Group		Genmab Group		Parent Company	
		Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2006
		DKK'000	DKK'000	USD'000 (*Unaudited)	USD'000 (*Unaudited)	DKK'000	DKK'000
Leasehold improvements	8	1,423	3,094	280	610	–	1,053
Equipment, furniture and fixtures	8	29,071	28,170	5,728	5,550	1,707	2,691
Fixed assets under construction	8	9,661	–	1,904	–	–	–
Total tangible fixed assets		**40,155**	**31,264**	**7,912**	**6,160**	**1,707**	**3,744**
Equity interests in subsidiaries	9	–	–	–	–	31,314	23,355
Other securities and equity interests	10	613	2,453	121	483	613	2,453
Total financial fixed assets		**613**	**2,453**	**121**	**483**	**31,927**	**25,808**
Total non-current assets		**40,768**	**33,717**	**8,033**	**6,643**	**33,634**	**29,552**
Receivables from subsidiaries	16	–	–	–	–	7,693	–
Finance lease receivables from subsidiaries	17	–	–	–	–	15,667	18,206
Other receivables	11	217,139	40,968	42,784	8,072	210,339	33,993
Prepayments		7,433	5,611	1,465	1,106	4,987	1,526
Total receivables		**224,572**	**46,579**	**44,249**	**9,178**	**238,686**	**53,725**
Marketable securities	**12**	**3,561,690**	**1,295,258**	**701,769**	**255,208**	**3,561,690**	**1,295,258**
Cash and cash equivalents		**131,753**	**429,075**	**25,960**	**84,542**	**112,910**	**422,100**
Total current assets		**3,918,015**	**1,770,912**	**771,978**	**348,928**	**3,913,286**	**1,771,083**
Total assets		**3,958,783**	**1,804,629**	**780,011**	**355,571**	**3,946,920**	**1,800,635**

*Supplementary information to the financial statements

Balance Sheet—Shareholders' Equity and Liabilities

		Genmab Group		Genmab Group		Parent Company	
	Note	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2006
		DKK'000	DKK'000	USD'000 (*Unaudited)	USD'000 (*Unaudited)	DKK'000	DKK'000
Share capital		44,520	39,648	8,772	7,812	44,520	39,648
Share premium		5,339,901	3,776,893	1,052,135	744,171	5,339,901	3,776,893
Translation reserves		4,686	4,433	923	873	–	–
Accumulated deficit		(2,505,828)	(2,213,392)	(493,730)	(436,111)	(2,476,026)	(2,193,565)
Shareholders' equity		**2,883,279**	**1,607,582**	**568,100**	**316,745**	**2,908,395**	**1,622,976**
Lease liability	8, 17	8,182	11,251	1,612	2,217	8,182	11,251
Total non-current liabilities		**8,182**	**11,251**	**1,612**	**2,217**	**8,182**	**11,251**
Current portion of lease liability	8, 17	7,485	6,955	1,475	1,370	7,485	6,955
Payable to subsidiaries	16	–	-	–	–	6,657	6,095
Accounts payable		76,917	47,352	15,155	9,330	63,425	44,902
Deferred income	14	868,256	71,177	171,076	14,024	868,256	71,177
Other liabilities		114,664	60,312	22,593	11,885	84,520	37,279
Total current liabilities		**1,067,322**	**185,796**	**210,299**	**36,609**	**1,030,343**	**166,408**
Total liabilities		**1,075,504**	**197,047**	**211,911**	**38,826**	**1,038,525**	**177,659**
Total shareholders' equity and liabilities		**3,958,783**	**1,804,629**	**780,011**	**355,571**	**3,946,920**	**1,800,635**

*Supplementary information to the financial statements

Statement of Cash Flow

	Note	Genmab Group		Genmab Group		Parent Company	
		2007	2006	2007	2006	2007	2006
		DKK'000	DKK'000	USD'000 (*Unaudited)	USD'000 (*Unaudited)	DKK'000	DKK'000
Net loss		**(383,369)**	**(438,236)**	**(75,537)**	**(86,347)**	**(373,394)**	**(434,907)**
Reversal of financial items, net	4, 5	(53,764)	(33,978)	(10,593)	(6,695)	(56,126)	(35,956)
Adjustments for non-cash transactions:							
Depreciation and amortization	2	14,253	17,500	2,808	3,448	2,345	3,834
Net loss (gain) on sale of equipment		138	(335)	27	(66)	(4)	(336)
Warrant compensation expenses	3	90,933	39,200	17,917	7,724	66,202	28,844
Changes in current assets and liabilities:							
Other receivables		(170,688)	18,716	(33,631)	3,688	(170,761)	17,923
Prepayments		(1,916)	10,427	(378)	2,054	(3,461)	10,666
Deferred income		797,079	(77,350)	157,051	(15,240)	797,079	(77,350)
Accounts payable and other liabilities		80,108	29,386	15,784	5,790	66,294	26,633
Cash flow from operating activities before financial items		**372,774**	**(434,670)**	**73,448**	**(85,644)**	**328,174**	**(460,649)**
Financial receivables		133,124	55,047	26,230	10,846	134,942	56,176
Corporate taxes paid		–	–	–	–	–	–
Cash flow from operating activities		**505,898**	**(379,623)**	**99,678**	**(74,798)**	**463,116**	**(404,473)**
Purchase of property, plant and equipment		(13,278)	(1,939)	(2,616)	(382)	(380)	(1,001)
Sale of property, plant and equipment		77	621	15	122	76	620
Sale of other securities and equity interests		–	2,796	–	551	–	2,796
Capital increases in subsidiaries		–	–	–	–	(7,959)	–
Receivables from subsidiaries		–	–	–	–	25,463	23,817
Marketable securities bought	12	(5,138,533)	(2,448,512)	(1,012,459)	(482,437)	(5,138,533)	(2,448,512)
Marketable securities sold		2,788,800	1,995,661	549,485	393,210	2,788,800	1,995,661
Cash flow from investing activities		**(2,362,934)**	**(451,373)**	**(465,575)**	**(88,936)**	**(2,332,533)**	**(426,619)**
Warrants exercised		40,194	90,065	7,920	17,746	40,194	90,065
Shares issued for cash		1,529,151	845,250	301,293	166,542	1,529,151	845,250
Costs related to issuance of shares		(1,465)	(46,874)	(289)	(9,236)	(1,465)	(46,874)
Paid installments on lease liabilities		(7,653)	(9,408)	(1,508)	(1,854)	(7,653)	(6,714)
Cash flow from financing activities		**1,560,227**	**879,033**	**307,416**	**173,198**	**1,560,227**	**881,727**
Increase in cash and cash equivalents		**(296,809)**	**48,037**	**(58,481)**	**9,464**	**(309,190)**	**50,635**
Cash and cash equivalents at the beginning of the period		429,075	381,346	84,542	75,138	422,100	371,465
Exchange rate adjustment of cash		(513)	(308)	(101)	(60)	–	–
Cash and cash equivalents at the end of the period		**131,753**	**429,075**	**25,960**	**84,542**	**112,910**	**422,100**
Cash and cash equivalents include:							
Short-term bank deposits and petty cash		90,810	386,388	17,893	76,131	71,967	382,467
Restricted bank deposits		25,429	3,054	5,010	602	25,429	–
Short-term marketable securities	12	15,514	39,633	3,057	7,809	15,514	39,633
		131,753	**429,075**	**25,960**	**84,542**	**112,910**	**422,100**
Non-cash transactions:							
Assets acquired		10,158	4,579	2,001	902	10,158	4,579
Liabilities assumed		(10,158)	(4,579)	(2,001)	(902)	(10,158)	(4,579)

*Supplementary information to the financial statements

Statement of Shareholders' Equity—Consolidated

	Number of shares	Share capital	Share premium	Translation reserves	Accumulated deficit	Shareholders' equity	Shareholders' equity
		DKK'000	DKK'000	DKK'000	DKK'000	DKK'000	USD'000 (*Unaudited)
December 31, 2005	**33,108,098**	**33,108**	**2,894,992**	**5,026**	**(1,814,356)**	**1,118,770**	**220,434**
Comprehensive income:							
Adjustment of foreign currency fluctuations on subsidiaries				(593)		(593)	(118)
Loss for the period					(438,236)	(438,236)	(86,347)
Total comprehensive income						**(438,829)**	**(86,465)**
Exercise of warrants	790,257	790	89,275			90,065	17,746
Capital increase	5,750,000	5,750	839,500			845,250	166,542
Expenses related to capital increases			(46,874)			(46,874)	(9,236)
Warrant compensation expenses					39,200	39,200	7,724
December 31, 2006	**39,648,355**	**39,648**	**3,776,893**	**4,433**	**(2,213,392)**	**1,607,582**	**316,745**
Comprehensive income:							
Adjustment of foreign currency fluctuations on subsidiaries				253		253	51
Loss for the period					(383,369)	(383,369)	(75,537)
Total comprehensive income						**(383,116)**	**(75,486)**
Exercise of warrants	400,270	401	39,793			40,194	7,920
Capital increase	4,471,202	4,471	1,524,680			1,529,151	301,293
Expenses related to capital increases			(1,465)			(1,465)	(289)
Warrant compensation expenses					90,933	90,933	17,917
December 31, 2007	**44,519,827**	**44,520**	**5,339,901**	**4,686**	**(2,505,828)**	**2,883,279**	**568,100**

*Supplementary information to the financial statements

Statement of Shareholders' Equity—Parent Company

	Number of shares	Share capital	Share premium	Accumulated deficit	Shareholders' equity
		DKK'000	DKK'000	DKK'000	DKK'000
December 31, 2005	**33,108,098**	**33,108**	**2,894,992**	**(1,797,858)**	**1,130,242**
Comprehensive income:					
Loss for the period				(434,907)	(434,907)
Total comprehensive income					**(434,907)**
Exercise of warrants	790,257	790	89,275		90,065
Capital increase	5,750,000	5,750	839,500		845,250
Expenses related to capital increases			(46,874)		(46,874)
Warrant compensation expenses				39,200	39,200
December 31, 2006	**39,648,355**	**39,648**	**3,776,893**	**(2,193,565)**	**1,622,976**
Comprehensive income:					
Loss for the period				(373,394)	(373,394)
Total comprehensive income					**(373,394)**
Exercise of warrants	400,270	401	39,793		40,194
Capital increase	4,471,202	4,471	1,524,680		1,529,151
Expenses related to capital increases			(1,465)		(1,465)
Warrant compensation expenses				90,933	90,933
December 31, 2007	**44,519,827**	**44,520**	**5,339,901**	**(2,476,026)**	**2,908,395**

Statement of Shareholders' Equity

	Number of shares	Share capital	Share capital
		DKK'000	USD'000 (*Unaudited)
December 31, 2002	**22,716,620**	**22,717**	**4,476**
Issuance of shares by debt conversion	246,914	247	49
Exercise of warrants	17,000	17	3
December 31, 2003	**22,980,534**	**22,981**	**4,528**
Issuance of shares for cash	5,623,000	5,623	1,108
Exercise of warrants	1,148,829	1,148	226
December 31, 2004	**29,752,363**	**29,752**	**5,862**
Issuance of shares for cash	2,498,507	2,499	492
Exercise of warrants	857,228	857	169
December 31, 2005	**33,108,098**	**33,108**	**6,523**
Issuance of shares for cash	5,750,000	5,750	1,133
Exercise of warrants	790,257	790	156
December 31, 2006	**39,648,355**	**39,648**	**7,812**
Issuance of shares for cash	4,471,202	4,471	881
Exercise of warrants	400,270	401	79
December 31, 2007	**44,519,827**	**44,520**	**8,772**

*Supplementary information to the financial statements

In July 2003, Genmab issued 246,914 ordinary shares to Medarex, pursuant to the Genomics Agreement.

In July 2004, Genmab completed an international private placement with issuance of 5,623,000 new ordinary shares, raising gross proceeds to Genmab of DKK 478 million.

In August 2005, Genmab entered into a license and collaboration agreement with Merck Serono concurrently with a securities purchase agreement, under which Merck Serono subscribed to 2,498,507 new shares in Genmab.

In January 2006, Genmab completed an international private placement with issuance of 5,750,000 new ordinary shares at a price of DKK 147.00 per share, raising gross proceeds to Genmab of DKK 845 million.

In February 2007, Genmab issued 4,471,202 new shares in connection with the worldwide GSK agreement to co-develop and commercialize HuMax-CD20. This transaction increased shareholders' equity by DKK 1.529 billion.

During 2007, 400,270 new shares were subscribed at a price of DKK 33.70 to 224.00 per share by the exercise of warrants.

Notes to the Financial Statements

1. MANAGEMENT'S JUDGMENTS UNDER IFRS

The financial statements of the parent company and the Genmab group have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and endorsed by the EU, effective for 2007, and additional Danish disclosure requirements for annual reports of listed companies, including those issued by the OMX Nordic Exchange Copenhagen.

In preparing financial statements under IFRS, certain provisions in the standards require management's judgments (various accounting estimates and assumptions). Such judgments are considered important to understand the accounting policies and Genmab's compliance with the standards.

Determining the carrying amount of some assets and liabilities requires judgments, estimates and assumptions concerning future events which are based on historical experience and other different factors, but which by their very nature are associated with uncertainty and unpredictability.

These assumptions may prove incomplete or incorrect, and unexpected events or circumstances may arise. The Genmab group is also subject to risks and uncertainties which may lead to actual results differing from these estimates, both positively and negatively. Specific risks for the Genmab group are discussed in the relevant section of the Directors' Report and in the notes.

The following summarizes the most significant judgments made under Genmab's accounting policies. The group's accounting policies are described in detail in note 21.

Internally Generated Intangible Assets

According to the International Accounting Standard (IAS) 38, *"Intangible Assets"*, intangible assets arising from development projects should be recognized in the balance sheet. The criteria that must be met for capitalization are:

(1) the development project is clearly defined and identifiable and the attributable costs can be measured reliably during the development period;

(2) the technological feasibility, adequate resources to complete and a market for the product or an internal use of the product can be documented; and

(3) management has the intent to produce and market the product or to use it internally.

Such an intangible asset should be recognized if sufficient certainty can be documented that the future income from the development project will exceed the aggregate cost of production, development and the sale and administration of the product.

A development project involves a single product candidate undergoing a high number of tests to illustrate its safety profile and the effect on human beings prior to obtaining the necessary approval of the final product from the appropriate authorities. The future economic benefits associated with the individual development projects are dependent on obtaining such approval. Considering the significant risk and duration of the development period related to the development of pharmaceutical products, management has concluded that the future economic benefits associated with the individual projects cannot be estimated with sufficient certainty until the project has been finalized and the necessary regulatory approval of the final product has been obtained. Accordingly, the group has not recognized such assets at this time and therefore all research and development costs are recognized in the income statement when incurred. The total research and development expenses amount to DKK 849 million in 2007 compared to DKK 513 million in 2006.

Revenue Recognition

The group's revenues comprise upfront and milestone payments, and other income and government grants from research and development agreements. IAS 18, *"Revenue"*, prescribes the criteria to be fulfilled for revenue being recognizable. Evaluating the criteria for revenue recognition with respect to the group's research and development and collaboration agreements requires management's judgment to ensure that all criteria have been fulfilled prior to recognizing any amount of revenue. In particular, such judgments are made with respect to determination of the nature of transactions, whether simultaneous transactions shall be considered one or more revenue-generating transactions, allocation of the contractual price (upfront and milestone payments and obtained share premium to the market value on shares subscribed in connection with a collaboration agreement) to several elements included in an agreement, and the determination of whether the significant risks and rewards have been transferred to the buyer. Share premium is defined as the difference between the agreed share price and the market price at the time of the transaction.

1. MANAGEMENT'S JUDGMENTS UNDER IFRS (continued)

Upfront payments including any affiliated share premiums related to equity investments that are deemed attributable to subsequent research and development work are recognized as deferred income and recognized as revenue over the planned development period.

Milestone payments related to reaching particular stages in product development are recognized immediately if a separate earnings process relative to the milestone payment has been completed and achieved. This determination is judgmental and assessments made by the management include among other things considerations of the efforts made in achieving a milestone, e.g., the level, skill, and expertise of the personnel involved, as well as the costs incurred.

In addition, the associated risks related to the achievement of each milestone are evaluated and compared to all milestone payments designated under the collaboration agreement.

Other income received from our collaborations for separate research and development services are recognized as revenues when the related services are performed.

All the group's revenue-generating transactions, including those with GSK, Roche and Merck Serono, have been subject to such evaluation by management.

In 2007, Genmab entered a worldwide agreement with GSK to co-develop and commercialize HuMax-CD20. Due to the close connection between the upfront license payment of DKK 582 million and the DKK 504 million share premium to the market value on shares subscribed by GSK, these amounts have been jointly processed and recognized as revenues on a straight-line basis over a five-year period.

The total revenues amount to DKK 530 million in 2007 compared to DKK 136 million in 2006.

Share-Based Compensation

The parent company has granted warrants to employees, the management, the board of directors, and non-employee consultants under various warrant programs. In accordance with IFRS 2, the fair value of the warrants at grant date is recognized as an expense in the income statement over the vesting period. Subsequently, the fair value is not re-measured.

The fair value of each warrant granted during the year is calculated using the Black Scholes pricing model. This pricing model requires the input of subjective assumptions and these assumptions can vary over time. A detailed description is outlined in note 15.

In 2007, warrant compensation expenses totalled DKK 91 million compared to DKK 39 million in 2006.

Joint Ventures/Collaboration Agreements

The group has entered into various collaboration agreements, primarily in connection with the group's research and development projects and the clinical testing of the product candidates, e.g., our world-wide collaboration agreement with GSK on HuMax-CD20 which was entered in 2007. Collaborations are often structured so that each party contributes its respective skills in the various phases of the development project. No joint control exists for such collaborations as the parties have not established an economic activity subject to joint control. Accordingly, the collaborations are not considered to be joint ventures as defined in IAS 31, *"Financial Reporting of Interests in Joint Ventures"*. Expenses in connection with collaboration agreements are treated as described under "Research and Development Costs".

Deferred Tax Assets

Genmab recognizes deferred tax assets, including the tax base of tax loss carry-forwards, if the management assesses that these tax assets can be offset against positive taxable income within a foreseeable future. This judgment is made annually and is based on budgets and business plans for the coming years, including planned commercial initiatives.

The creation and development of therapeutic products within the biotechnology and pharmaceutical industry is subject to considerable risks and uncertainties and Genmab has not yet filed a potential product for approval. Since inception, Genmab has reported losses for each financial year and as natural consequence we have unused tax losses. Genmab also projects a loss for 2008 as well.

Accordingly, the management is not in position to document that deferred tax assets should be recognized as of December 31, 2007 and a 100% valuation allowance of the deferred tax asset is recognized in accordance with IAS 12 *"Income Taxes"*.

Details about the deferred tax assets can be found in note 6.

Notes to the Financial Statements

2. DEPRECIATION AND AMORTIZATION

	Genmab Group		Genmab Group		Parent Company	
	2007	2006	2007	2006	2007	2006
	DKK'000	DKK'000	USD'000 (*Unaudited)	USD'000 (*Unaudited)	DKK'000	DKK'000
Leasehold improvements	2,107	5,071	415	999	1,053	2,439
Equipment, furniture and fixtures	12,146	12,479	2,393	2,449	1,292	1,395
	14,253	**17,500**	**2,808**	**3,448**	**2,345**	**3,834**
Depreciation and amortization are included in:						
Research and development costs	12,576	13,911	2,478	2,741	1,033	1,449
General and administrative expenses	1,677	3,589	330	707	1,312	2,385
	14,253	**17,500**	**2,808**	**3,448**	**2,345**	**3,834**

*Supplementary information to the financial statements

3. STAFF

	Genmab Group		Genmab Group		Parent Company	
	2007	2006	2007	2006	2007	2006
	DKK'000	DKK'000	USD'000 (*Unaudited)	USD'000 (*Unaudited)	DKK'000	DKK'000
Wages and salaries	180,671	136,070	35,598	26,810	105,748	74,094
Warrant compensation expenses	90,933	39,200	17,917	7,724	66,202	28,844
Pension contributions	15,378	11,036	3,030	2,174	9,137	6,444
Other social security costs	8,339	6,889	1,643	1,357	783	523
	295,321	**193,195**	**58,188**	**38,065**	**181,870**	**109,905**
Staff costs are expensed as follows:						
Research and development costs	218,123	139,201	42,977	27,427	135,848	78,446
General and administrative expenses	77,198	53,994	15,211	10,638	46,022	31,459
	295,321	**193,195**	**58,188**	**38,065**	**181,870**	**109,905**
Average number of employees	291	237	291	237	145	111
Remuneration to management and the board of directors:						
Management	24,698	23,981	4,866	4,725	6,896	6,466
Board of directors	1,722	1,717	339	338	1,722	1,717
	26,420	**25,698**	**5,205**	**5,063**	**8,618**	**8,183**

*Supplementary information to the financial statements

Remuneration to Management and Board of Directors

Remuneration of the management team comprises base salary, bonus and participation in Genmab's defined pension schemes. The bonus scheme for the members of management is based on the achievement of goals pre-defined for each financial year by the board of directors. The defined pension contribution payments are included in the above remuneration and led to a total cost of DKK 1,027 thousand in 2007, compared to DKK 987 thousand in 2006.

3. STAFF (continued)

Remuneration of the board of directors comprises a basic board fee and additional fees for the board committee obligations.

In addition, the members of the management team and the board of directors participate in Genmab's warrant programs. The expensed value of warrants granted to management and the board of directors amounts to DKK 35,933 thousand for the management and DKK 10,462 thousand for the board of directors for 2007. The corresponding figures for 2006 were DKK 19,342 and DKK 4,336 thousand, respectively. Please refer to notes 15 and 16 for further details regarding warrants and ownership of shares.

The management as well as the board of directors is considered a team, and Genmab believes the total remuneration of those bodies is more relevant to the stakeholders than the remuneration to the individual members. Accordingly, Genmab does not disclose remuneration to individuals.

Severance Payments

The service agreements with each member of the management team may be terminated by Genmab with no less than 12 months' notice and by the executive officers with no less than 6 months' notice. In the event Genmab terminates the service agreement without cause, or in the event of change of control of Genmab, Genmab is obliged to pay the executive officer his/her existing total compensation (including benefits) for two years in addition to the notice period. In addition, Genmab has entered service agreements with approximately 20 employees according to which Genmab may become obliged to compensate the employees in connection with a change of control of Genmab. If Genmab terminates the service agreement without cause, or changes the working conditions to the detriment of the employee, Genmab is obliged to pay the employee his/her existing total compensation (including benefits) for a period of one to two years in addition to the notice period.

Warrant Compensation Expenses

In 2007, warrant compensation expenses totalled DKK 90,933 thousand compared to DKK 39,200 thousand in 2006. In the separate financial statements of the parent company, warrant compensation expenses were DKK 66,202 thousand in 2007 and DKK 28,844 thousand in 2006. The increasing level of warrant compensation expenses is partly caused by the increasing number of employees and partly by the higher average share price, which has impacted the calculated fair value of each warrant granted.

4. FINANCIAL INCOME

	Genmab Group		Genmab Group		Parent Company	
	2007	2006	2007	2006	2007	2006
	DKK'000	DKK'000	USD'000 (*Unaudited)	USD'000 (*Unaudited)	DKK'000	DKK'000
Interest and other financial income	155,113	46,249	30,563	9,113	154,857	46,048
Interest from subsidiaries	—	—	—	—	2,204	2,020
Realized and unrealized gains on marketable securities (fair value through profit and loss)	81,183	38,183	15,996	7,523	81,183	38,183
Revaluation of available for sale financial assets in connection with disposal	—	3,592	—	708	—	3,592
Exchange rate gains	14,166	10,207	2,791	2,011	14,105	10,142
	250,462	**98,231**	**49,350**	**19,355**	**252,349**	**99,985**

*Supplementary information to the financial statements

Notes to the Financial Statements

5. FINANCIAL EXPENSES

	Genmab Group		Genmab Group		Parent Company	
	2007	2006	2007	2006	2007	2006
	DKK'000	DKK'000	USD'000 (*Unaudited)	USD'000 (*Unaudited)	DKK'000	DKK'000
Interest and other financial expenses	1,149	1,033	226	204	742	839
Realized and unrealized losses on marketable securities (fair value through profit and loss)	153,049	42,165	30,156	8,308	153,049	42,165
Loss on available for sale financial assets	1,840	–	362	—	1,840	—
Exchange rate losses	40,660	21,055	8,013	4,148	40,592	21,025
	196,698	**64,253**	**38,757**	**12,660**	**196,223**	**64,029**

*Supplementary information to the financial statements

6. CORPORATE AND DEFERRED TAX

	Genmab Group		Genmab Group		Parent Company	
	2007	2006	2007	2006	2007	2006
	DKK'000	DKK'000	USD'000 (*Unaudited)	USD'000 (*Unaudited)	DKK'000	DKK'000
Current tax on result	—	—	—	—	—	—
Adjustment to deferred tax prior years	166	—	33	—	—	—
Effect of change in tax rates	59,001	—	11,625	—	61,588	—
Adjustment to deferred tax	(200,638)	(98,128)	(39,532)	(19,334)	(195,981)	(91,162)
Adjustment to valuation allowance	141,471	98,128	27,874	19,334	134,393	91,162
Total corporate tax expense	**—**	**—**	**—**	**—**	**—**	**—**

*Supplementary information to the financial statements

A reconciliation of income tax expense at the statutory rate of Genmab's effective tax rate is as follows:

	Genmab Group		Genmab Group		Parent Company	
	2007	2006	2007	2006	2007	2006
	DKK'000	DKK'000	USD'000 (*Unaudited)	USD'000 (*Unaudited)	DKK'000	DKK'000
Loss before tax	(383,369)	(438,236)	(75,537)	(86,347)	(373,394)	(434,907)
Computed 25% (2006: 28% tax on result)	**(95,842)**	**(122,706)**	**(18,884)**	**(24,177)**	**(93,349)**	**(121,774)**
Tax effect of:						
Effect of change in tax rates	59,001	—	11,626	—	61,588	—
Non-taxable income	(25,184)	—	(4,962)	—	(25,184)	—
Non-deductible costs	23,362	10,128	4,603	1,996	17,158	8,096
Additional tax deductions etc.	(102,808)	(20,255)	(20,257)	(3,991)	(94,606)	(12,189)
Expired tax losses	—	34,705	—	6,838	—	34,705
Valuation allowance deferred tax asset	141,471	98,128	27,874	19,334	134,393	91,162
Total tax effect	**95,842**	**122,706**	**18,884**	**24,177**	**93,349**	**121,774**
Total corporate tax	**—**	**—**	**—**	**—**	**—**	**—**
Effective tax rate (%)	**—**	**—**	**—**	**—**	**—**	**—**

*Supplementary information to the financial statements

The Danish corporate income tax rate has been reduced from 28% to 25% in the fiscal year 2007.

6. CORPORATE AND DEFERRED TAX (continued)

For financial reporting purposes, the value of the net deferred tax asset has been reduced to zero due to the lack of certainties with respect to Genmab's ability to generate sufficient taxable income in the future.

On December 31, 2007, the parent company had net tax loss carry-forwards of approximately DKK 2.051 billion (2006: DKK 1.977 billion) for income tax purposes, which can be carried forward without limitation. In addition, the parent company had deductible temporary differences of approximately DKK 773 million (2006: DKK 76 million).

For local tax purposes, the subsidiaries had net tax loss carry-forwards and deductible temporary differences totaling approximately DKK 82 million (2006: DKK 64 million).

Significant components of the deferred tax asset are as follows:

	Genmab Group		Genmab Group		Parent Company	
	2007	2006	2007	2006	2007	2006
	DKK'000	DKK'000	USD'000 (*Unaudited)	USD'000 (*Unaudited)	DKK'000	DKK'000
Tax deductible losses	535,997	570,129	105,609	112,334	517,809	553,531
Deferred income	116,328	19,930	22,920	3,927	116,328	19,930
Other temporary differences	81,956	2,751	16,148	542	80,076	1,359
Deferred tax asset	**734,281**	**592,810**	**144,677**	**116,803**	**709,213**	**574,820**
Valuation allowance	(734,281)	(592,810)	(144,677)	(116,803)	(709,213)	(574,820)
Recorded deferred tax asset	–	–	–	–	–	–

*Supplementary information to the financial statements

Deferred tax related to temporary differences on investments in subsidiaries has not been calculated as these investments are not expected to be sold within the foreseeable future and are therefore not expected to entail tax on any divestments.

7. LICENSES AND RIGHTS

The group has previously acquired licenses and rights to technology at a total cost of DKK 152,484 thousand, which have been fully amortized during the period 2000 to 2005. The licenses and rights are still in use by the parent company and the group, as such licenses and rights form the basis for the research and development activities carried out.

Notes to the Financial Statements

8. PROPERTY, PLANT AND EQUIPMENT—GENMAB GROUP

	Leasehold improvements	Equipment, furniture and fixtures	Fixed assets under construction	Leasehold improvements	Equipment, furniture and fixtures	Fixed assets under construction
	DKK'000	DKK'000	DKK'000	USD'000 (*Unaudited)	USD'000 (*Unaudited)	USD'000 (*Unaudited)
2007						
Cost per January 1, 2007	33,173	82,894	42,170	6,536	16,334	8,309
Exchange rate adjustment	(1,154)	(780)	–	(228)	(153)	–
Additions for the year	436	12,949	10,051	86	2,551	1,980
Transfers between the classes	–	390	(390)	–	76	(76)
Disposals for the year	–	(514)	(42,170)	–	(101)	(8,309)
Cost per December 31, 2007	**32,455**	**94,939**	**9,661**	**6,394**	**18,707**	**1,904**
Accumulated depreciation per January 1, 2007	(30,079)	(54,724)	–	(5,926)	(10,784)	–
Exchange rate adjustment	1,154	703	–	227	139	–
Depreciation for the year	(2,107)	(12,146)	–	(415)	(2,393)	–
Accumulated depreciation on disposals for the year	–	299	–	–	59	–
Accumulated depreciation per December 31, 2007	**(31,032)**	**(65,868)**	**–**	**(6,114)**	**(12,979)**	**–**
Accumulated impairment loss per December 31, 2007	**–**	**–**	**–**	**–**	**–**	**–**
Net book value per December 31, 2007	**1,423**	**29,071**	**9,661**	**280**	**5,728**	**1,904**
Net book value of assets under finance leases included above	–	15,335	–	–	3,021	–
2006						
Cost per January 1, 2006	34,483	72,342	50,403	6,794	14,254	9,931
Exchange rate adjustment	(1,310)	(859)	(6)	(258)	(169)	(1)
Additions for the year	–	3,647	1,701	–	719	335
Transfers between the classes	–	9,928	(9,928)	–	1,956	(1,956)
Disposals for the year	–	(2,164)	–	–	(426)	–
Cost per December 31, 2006	**33,173**	**82,894**	**42,170**	**6,536**	**16,334**	**8,309**
Accumulated depreciation per January 1, 2006	(26,118)	(44,747)	–	(5,146)	(8,817)	–
Exchange rate adjustment	1,110	761	–	219	149	–
Depreciation for the year	(5,071)	(12,429)	–	(999)	(2,449)	–
Accumulated depreciation on disposals for the year	–	1,691	–	–	333	–
Accumulated depreciation per December 31, 2006	**(30,079)**	**(54,724)**	**–**	**(5,926)**	**(10,784)**	**–**
Accumulated impairment loss per December 31, 2006	**–**	**–**	**(42,170)**	**–**	**–**	**(8,309)**
Net book value per December 31, 2006	**3,094**	**28,170**	**–**	**610**	**5,550**	**–**
Net book value of assets under finance leases included above	–	18,623	–	–	–	–

*Supplementary information to the financial statements

8. PROPERTY, PLANT AND EQUIPMENT (continued)—GENMAB A/S

	Leasehold improvements	Equipment, furniture and fixtures	Fixed assets under construction
	DKK'000	DKK'000	DKK'000
2007			
Cost per January 1, 2007	17,409	15,025	42,170
Additions for the year	—	380	—
Disposals for the year	—	(98)	(42,170)
Cost per December 31, 2007	**17,409**	**15,307**	**—**
Accumulated depreciation per January 1, 2007	(16,356)	(12,334)	—
Depreciation for the year	(1,053)	(1,292)	—
Accumulated depreciation on disposals for the year	—	26	—
Accumulated depreciation per December 31, 2007	**(17,409)**	**(13,600)**	**—**
Accumulated impairment loss per December 31, 2007	**—**	**—**	**—**
Net book value per December 31, 2007	**—**	**1,707**	**—**
2006			
Cost per January 1, 2006	17,409	15,115	42,170
Additions for the year	—	1,001	—
Disposals for the year	—	(1,091)	—
Cost per December 31, 2006	**17,409**	**15,025**	**42,170**
Accumulated depreciation per January 1, 2006	(13,917)	(11,744)	—
Depreciation for the year	(2,439)	(1,396)	—
Accumulated depreciation on disposals for the year	—	806	—
Accumulated depreciation per December 31, 2006	**(16,356)**	**(12,334)**	**—**
Accumulated impairment loss per December 31, 2006	**—**	**—**	**(42,170)**
Net book value per December 31, 2006	**1,053**	**2,691**	**—**

9. EQUITY INTERESTS IN SUBSIDIARIES

Genmab A/S holds investments in the following subsidiaries:

Name	**Domicile**	**Ownership and votes**
Genmab B.V.	Utrecht, the Netherlands	100%
Genmab, Inc.	New Jersey, USA	100%
Genmab Ltd.	London, United Kingdom	100%

Genmab B.V. was incorporated in the Netherlands in 2000 and focuses on the discovery and development of antibodies. Genmab, Inc. began operations in 2001 and is mainly focused on conducting clinical trials in the US and Canada. Further, Genmab A/S established Genmab Ltd. in the United Kingdom in 2001. During 2006, Genmab Ltd. changed from a dormant entity to an entity focused on conducting clinical trials in the UK.

Investments in subsidiaries are subject to a yearly assessment by the group's management for impairment indications and if necessary, an impairment test is carried out. Both at the end of 2006 and 2007, the management assessed that there were no such indications and therefore the investments have not been impairment-tested.

Notes to the Financial Statements

10. OTHER SECURITIES AND EQUITY INTERESTS

	2007	2006	2007	2006
	DKK'000	DKK'000	USD'000 (*Unaudited)	USD'000 (*Unaudited)
Cost per January 1	6,046	10,251	1,191	2,020
Additions for the year	–	–	–	–
Disposals for the year	(1,840)	(4,205)	(362)	(829)
Cost per December 31	**4,206**	**6,046**	**829**	**1,191**
Revaluation per January 1	(3,593)	(7,185)	(708)	(1,416)
Revaluation for the year	–	3,592	–	708
Revaluation per December 31	**(3,593)**	**(3,593)**	**(708)**	**(708)**
Net book value per December 31	**613**	**2,453**	**121**	**483**

*Supplementary information to the financial statements

Other securities and equity interests consist of investments in strategic partners of Genmab and are designated as available for sale assets. As per December 31, 2007, such investments comprise equity shares in Scancell Ltd., which is a privately held British biotech company. As no fair value can be determined reliably, the investment is measured at cost, reduced by impairment losses.

During 2007, Genmab disposed of the shares in Paradigm Therapeutics Ltd. which resulted in a loss of DKK 1,840 thousand which is recognized as a loss on disposal in the income statement. In 2006, Genmab sold half of the investment in Scancell Ltd. at original cost price and accordingly an amount equal to the impairment loss of DKK 3,592 thousand recognized in previous years has been recognized as a gain on disposal in the income statement.

The statements for the group and the parent company are identical.

11. OTHER RECEIVABLES

Other receivables (designated as loans and receivables) comprise mainly receivables which are due less than one year from the balance sheet date. The carrying amount of other receivables corresponds essentially to fair value.

Included in other receivables are current and non-current deposits for operational leases. The non-current part of deposits amounts to DKK 3,919 thousand, of which DKK 109 thousand are included in the balance of other receivables of the parent company. The comparative figures for 2006 showed non-current deposits of DKK 619 thousand for the group of which DKK 109 thousand are included in the balance of other receivables of the parent company.

	Genmab Group		Genmab Group		Parent Company	
	2007	2006	2007	2006	2007	2006
	DKK'000	DKK'000	USD'000 (*Unaudited)	USD'000 (*Unaudited)	DKK'000	DKK'000
Receivables related to development agreements	115,570	8,158	22,771	1,607	115,510	8,042
Interest receivables	66,121	16,630	13,028	3,277	66,011	16,534
Other receivables	35,448	16,180	6,985	3,188	28,818	9,417
Total	**217,139**	**40,968**	**42,784**	**8,072**	**210,339**	**33,993**

*Supplementary information to the financial statements

12. MARKETABLE SECURITIES

All marketable securities are classified as "financial assets at fair value through profit or loss" and are reported at fair value, determined as the year end current bid price. Genmab has classified all investments as short-term since we have the intent and ability to sell and redeem them within a year. The statements for the group and the parent company are identical. Please refer to note 13 for additional details on our marketable securities.

12. MARKETABLE SECURITIES (continued)

	2007	2006	2007	2006
	DKK'000	DKK'000	USD'000 (*Unaudited)	USD'000 (*Unaudited)
Cost per January 1	1,309,417	878,286	257,998	173,051
Additions for the year	5,138,533	2,448,512	1,012,459	482,437
Disposals for the year	(2,801,778)	(2,017,381)	(552,042)	(397,490)
Cost per December 31	**3,646,172**	**1,309,417**	**718,415**	**257,998**
Adjustment to fair value per January 1	(14,159)	(6,730)	(2,790)	(1,326)
Adjustment to fair value for the year	(70,323)	(7,429)	(13,856)	(1,464)
Adjustment to fair value per December 31	**(84,482)**	**(14,159)**	**(16,646)**	**(2,790)**
Net book value per December 31	**3,561,690**	**1,295,258**	**701,769**	**255,208**

*Supplementary information to the financial statements

Specification of the portfolio per December 31:

	Market Value 2007	Market Value 2007	Average Ratings Moody	Average Duration	Share %	Market Value 2006	Market Value 2006	Average Ratings Moody	Average Duration	Share %
	DKK'000	USD'000 (*Unaudited)				DKK'000	USD'000 (*Unaudited)			
Kingdom of Denmark bonds	180,520	35,566	Aaa	0.61	5%	636,329	125,378	Aaa	1.85	47%
Other Danish securities	819,060	161,382	Aaa	2.39	23%	574,057	113,108	Aaa	3.01	43%
DKK portfolio	**999,580**	**196,950**	**Aaa**	**2.07**	**28%**	**1,210,386**	**238,486**	**Aaa**	**2.40**	**90%**
US government and federal agency notes	99,501	19,605	Aaa	1.51	3%	46,724	9,206	Aaa	1.57	4%
US corporate notes	84,575	16,664	Aaa	0.41	2%	77,781	15,325	Aa1	0.55	6%
USD portfolio	**184,076**	**36,269**	**Aaa**	**1.00**	**5%**	**124,505**	**24,531**	**Aa1**	**0.95**	**10%**
European government bonds	183,887	36,232	Aa2	2.17	5%	–	–	–	–	–
European corporate bonds	2,209,661	435,375	Aa3	2.00	62%	–	–	–	–	–
EUR portfolio	**2,393,548**	**471,607**	**Aa3**	**2.01**	**67%**	–	–	–	–	–
Total portfolio	**3,577,204**	**704,826**	**Aa1**	**1.98**	**100%**	**1,334,891**	**263,017**	**Aaa**	**2.27**	**100%**
Transferred to cash and cash equivalents	(15,514)	(3,057)				(39,633)	(7,809)			
Marketable securities	**3,561,690**	**701,769**				**1,295,258**	**255,208**			
Maturity or repricing within one year	2,198,921	433,259				524,740	103,391			
Maturity above one year	1,362,769	268,510				770,518	151,817			
Marketable securities	**3,561,690**	**701,769**				**1,295,258**	**255,208**			

*Supplementary information to the financial statements

Marketable Securities per December 31, 2007


5%
67%
28%
EUR portfolio
DKK portfolio
USD portfolio

Marketable Securities per December 31, 2006


10%
90%
DKK portfolio
USD portfolio

Notes to the Financial Statements

13. FINANCIAL RISK

The financial risks of the Genmab group are managed centrally from the parent company. The overall risk management guidelines have been approved by the board of directors and comprise the group's foreign exchange and investment policy related to our marketable securities. The group's risk management guidelines are established to identify and analyze the risks faced by the Genmab group, to set the appropriate risk limits and controls and to monitor the risks and adherence to limits. The primary objective of Genmab's investment activities is to preserve capital while at the same time maximizing the income derived from security investments without significantly increasing risk. Our marketable securities are administrated by four external investment managers.

The guidelines and investment managers are reviewed regularly to reflect changes in market conditions, the group's activities and financial position.

The Audit Committee reviews how the management monitors compliance with the group's risk management guidelines and the adequacy of the risk management guidelines to the risks and exposures faced by the Genmab group.

The group has identified the following key financial risk areas, which are mainly related to our marketable securities portfolio:

- currency exposure
- interest rate risk

We consider the credit risk to be limited, since only securities from investment grade issuers are electable for our portfolios. We have not suffered losses or impairments on the issuers in our portfolios. Since all securities are traded in established markets, we consider the liquidity risk to be limited as well.

Currency Exposure

As Genmab incurs income and expenses in a number of different currencies, the group is subject to a currency risk. Increases or decreases in the exchange rate of such foreign currencies against our functional currency, the DKK, can affect the group's results and cash position negatively or positively. The most significant cash flows of the group are, in quantity wise descending order, EUR, DKK, USD and GBP. Genmab maintains cash positions in all these major currencies.

The following significant exchange rates have been applied during the year:

	Average rate		Closing rate	
DKK	2007	2006	2007	2006
1 EUR	7.451	7.459	7.457	7.456
1 USD	5.368	5.901	5.075	5.661

Based upon the amount of assets and liabilities denominated in EUR and USD as of December 31, 2007, a 1% change in the EUR to DKK and a 10% change in USD to DKK exchange rate will impact our net financial items by approximately:

MDKK	2007		2006	
	EUR	USD	EUR	USD
Net exposure	2,427	210	(15)	126
Change in exchange rate	24.3	21.0	(0.2)	12.7

Accordingly, significant changes in exchange rates could cause our operating loss and net financial income to fluctuate significantly. The above analysis assumes that all other variables, in particular interest rates, remain constant.

No financial instruments, such as options or futures contracts, have been entered into to reduce the exposure to short-term changes in foreign currency exchange rates, as the open position is projected to be offset by expenses to be incurred in foreign currency.

We keep certain amounts invested in USD in order to maintain a natural hedge of future expenses in USD for a period of up to 12–18 months, accordingly, the recognized losses on the USD portion of our investment portfolio are offset by decreased operating expenses when converted to DKK in 2007. Please refer to the section Financial Review in the Directors' Report.

For GBP, our risk position, defined as the expected cash flow multiplied by the expected exchange rate volatility against the DKK is considered immaterial, and no hedging

13. FINANCIAL RISK (continued)

activities in the form of financial instruments or similar have been put in place.

As of December 31, 2007, the balance sheet reflects cash, cash equivalents and marketable securities of DKK 3.693 billion compared to DKK 1.724 billion as of December 31, 2006. This represents a net increase of DKK 1.969 billion, primarily arising from the upfront payment and the issuance of shares to GSK in February 2007. The funds have mainly been invested in EUR-denominated securities. Our total marketable securities are hereafter invested in EUR (67%), DKK (28%) and USD-denominated securities (5%).

Interest Rate Risk

Genmab's exposure to interest rate risk is primarily ascribable to the positions of cash, cash equivalents and marketable securities, as we do not currently have significant interest bearing debts.

Currently, a portfolio of cash, cash equivalents and marketable securities is maintained by investing in EUR, DKK and USD-denominated government, mortgage and corporate bonds.

Some of the securities in which the group has invested bear interest rate risk, as a change in market derived interest rates may cause fluctuations in the fair value of the investments. In accordance with the objective of the investment activities, the portfolio of securities is monitored on a total return basis. To control and minimize the interest rate risk, the group maintains an investment portfolio in a variety of securities with a relatively short duration. Our investment guidelines for investments in marketable securities only allow investments in certain low-risk securities with an effective average duration of less than three years.

In general, the value of our cash position was influenced during 2007 by the increasing interest rates, which led to reduced market values of some of our marketable securities, primarily in the form of unrealized losses. To the extent our marketable securities are held to maturity, they will mature at par, which will reverse any unrealized losses.

As of December 31, 2007 the portfolio has an average duration of less than two years and no securities have more than six years, which means that a change in the interest rates of 1% point will cause the fair value of the securities to change by less than 2% (2006: 2%). Due to the short-term nature of the current investments, we do not consider our current exposure to changes in fair value due to interest rate changes to be significant.

The portfolio has generated the following yields for 2007 and 2006:

Portfolio	2007	2006
DKK	3.6%	2.1%
USD	6.2%	4.8%
EUR	0.1%	–

The EUR portfolio has only been in place for a part of 2007.

Capital Management

The board of directors' policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and a continuous advancement of Genmab's product pipeline and business in general.

Genmab is primarily equity financed and had as of December 31, 2007 cash, cash equivalents and marketable securities of DKK 3.693 billion, which supports our overall mission and strategy to maximize our chances for success.

The board of directors is continuously assessing the share and capital structure of Genmab to ensure that our capital resources support the strategic goals.

There is no change in the group's approach to capital management procedures in 2007.

14. DEFERRED INCOME

Deferred income reflects upfront payments received from our collaboration agreements with Merck Serono (recognized as revenues in 2007) and GSK which also will be recognized as revenues over the future financial years.

The deferred income is expected to be recognized in the income statement as outlined below. The statements for the group and the parent company are identical.

	2007	2006	2007	2006
	DKK'000	DKK'000	USD'000 (*Unaudited)	USD'000 (*Unaudited)
To be recognized in the income statement:				
2007	–	71,177	–	14,024
2008	217,064	–	42,769	–
2009	217,064	–	42,769	–
2010	217,064	–	42,769	–
2011	217,064	–	42,769	–
Total	**868,256**	**71,177**	**171,076**	**14,024**

*Supplementary information to the financial statements

15. WARRANTS

Warrant Scheme

Genmab A/S has established warrant schemes (equity-settled share-based payment transactions) as an incentive for all the group's employees, including those in our subsidiaries, members of the board of directors and members of the executive management as well as certain external consultants with a long-term relationship with us.

The group accounts for stock based compensation by recognizing compensation expenses related to warrants granted to employees, board members and non-employee consultants in the income statement. Such compensation expenses represent calculated values of warrants granted and do not represent actual cash expenditures.

Warrants are granted by our board of directors in accordance with authorizations given to it by Genmab's shareholders. Warrant grants are determined by our board of directors on a merit basis and upon recommendations of the Compensation Committee. To date, all employees have been granted warrants in connection with their employment. The most recent warrant scheme was adopted by the board of directors in August 2004.

Under the terms of the recent warrant schemes, warrants are granted at an exercise price equal to the share price on the grant date. According to Genmab's articles of association, the exercise price cannot be fixed at a lower price than the market price at the grant date.

The warrant schemes contain anti-dilution provisions if changes occur in Genmab's share capital prior to the warrants being exercised.

Warrants Granted from August 2004

Under the most recent warrant scheme, effective from August 2004, warrants can be exercised from one year after the grant date. The warrant holder may as a general rule only exercise 25% of the warrants granted per full year of employment or affiliation with Genmab after the grant date. However, the warrant holder will be entitled to exercise all warrants in instances where the employment or consultancy relationship is terminated by Genmab without the warrant holder providing a good reason to do so. All warrants lapse at the tenth anniversary of the grant date.

In case of a change of control event as defined in appendix C to our articles of association the warrant holder will immediately be granted the right to exercise all the owner's warrants regardless of the fact that such warrants would otherwise only become fully vested at a later point in time. Warrant holders who are no longer employed by or affiliated with us will, however, only be entitled to exercise such percentages as would otherwise have vested under the terms of the warrant program.

Warrants Granted prior to August 2004

Half of the warrants granted under the preceding warrant schemes can be exercised one year after the grant date with the other half exercisable two years after the grant date. The exercise period lasts for three years from the date when a warrant first becomes exercisable. If the warrants are not exercised within these periods, they lapse.

The exercise of warrants is not conditional upon continued employment or affiliation with Genmab. However, upon the termination of employment or affiliation, the holder is

15. WARRANTS (continued)

obligated to offer to sell a specified percentage of shares issued back to Genmab. The sell back clause is not applicable in the event of termination as a result of Genmab's breach of the employment or affiliation contract. The sell back clause defines the percentage of shares that the holder is required to offer to sell back to Genmab. The repurchase price to be paid for the shares by Genmab in these instances is the warrant holder's original exercise price. Warrants granted under the preceding warrant schemes will lapse on March 31, 2009 at the latest.

In case of a change of control event as defined in appendix B to our articles of association, our right to require the warrant holder to return certain percentages of Ordinary Shares subscribed on the basis of warrants will be forfeited.

Assumptions

The fair value of each warrant granted during the year is calculated using the Black Scholes pricing model with the following assumptions:

	2007	2006
Share price	326.5–364	173–330
Exercise price	326.5–364	173–330
Expected dividend yield	0%	0%
Expected stock price volatility	37–42%	33–39%
Risk-free interest rate	3.7–4.3%	3.2–3.7%
Expected life of warrants—preceding warrant scheme	4 years	4 years
Expected life of warrants—current warrant scheme	6 years	6 years

The expected stock price volatility has been determined as the historical volatility of Genmab's stock price for the latest 12 months prior to the grant date.

The risk-free interest rate is determined as the interest rate on Danish government bonds (bullet issues) with a maturity of 5 years.

Warrant Activity

As of December 31, 2007, the board of directors has been authorized to grant a total of 10,721,263 (2006: 9,721,263) warrants since Genmab's inception.

In 2007, Genmab granted warrants four (2006: five) times. The total number of granted warrants amounts to 1,519,375 in 2007 (2006: 1,033,925).

The following schedule specifies the warrant grants. The classification of warrant holders has been updated to reflect the current status of the individual warrant holders; i.e. if a non-employee consultant has been granted warrants and subsequently becomes employed by Genmab, such person will be included in the "employees" category. As a result, the updated totals of the individual groups may differ from information disclosed in previously issued financial statements.

The statements for the group and the parent company are identical.

	Number of warrants held by employees	Number of warrants held by the Management	Number of warrants held by the board of directors	Number of warrants held by non employee consultants	Total outstanding warrants	Weighted average exercise price	Weighted average exercise price
						DKK	USD (*Unaudited)
Outstanding at December 31, 2005	**2,140,492**	**493,000**	**717,500**	**19,000**	**3,369,992**	**107.23**	**21.13**
Granted	468,925	275,000	290,000	–	1,033,925	196.01	38.62
Exercised	(770,757)	(500)	(9,500)	(10,000)	(790,257)	113.97	22.46
Expired/lapsed	(284,850)	–	(37,500)	–	(322,350)	166.63	32.83
Outstanding at December 31, 2006	**1,554,310**	**767,500**	**960,500**	**9,000**	**3,291,310**	**127.75**	**25.17**
Granted	889,375	275,000	355,000	–	1,519,375	350.04	68.97
Exercised	(302,270)	–	(98,000)	–	(400,270)	100.42	19.79
Expired/lapsed	(127,574)	–	–	(9,000)	(136,574)	83.93	16.54
Transfers	35,000	–	(35,000)	–	–	–	–
Outstanding at December 31, 2007	**2,048,841**	**1,042,500**	**1,182,500**	–	**4,273,841**	**210.73**	**41.52**

*Supplementary information to the financial statements

Notes to the Financial Statements

15. WARRANTS (continued)

Further information about number of warrants held by the management and the board of directors can be found in note 16.

As of December 31, 2007, the 4,273,841 outstanding warrants amounted to 10% of the share capital (2006: 8%). For exercised warrants the weighted average share price at the exercise date amounted to DKK 362 (2006: DKK 197).

Weighted Average Exercise Price

The following table summarizes the weighted average exercise price of outstanding warrants to DKK 210.73 (2006: DKK 127.75).

For warrants exercisable at year end, the weighted average exercise price is DKK 112.91 (2006: DKK 90.87). The table also shows the calculated Black & Scholes option valuation model value of outstanding warrants at year end.

Weighted average exercise of outstanding warrants at December 31, 2007

Exercise price	Exercise price	Warrants exercisable from	Number of warrants outstanding	Weighted average remaining contractual life (in years)	Value of outstanding warrants at year end	Value of outstanding warrants at year end	Number of warrants exercisable
DKK	USD (*Unaudited)				DKK	USD (*Unaudited)	
		Preceding Warrant Scheme					
37.00	7.29	June 25, 2004	46.214	0.48	273.74	53.94	46,214
62.50	12.31	October 10, 2004	16,350	0.78	248.49	48.96	16.350
86.00	16.94	April 1, 2005	42,456	1.13	226.98	44.72	42,456
60.78	**11.98**		**105,020**	**0.79**	**250.91**	**49.44**	**105,020**
		Current Warrant Scheme					
86.00	16.94	August 3, 2005	662.212	6.59	245.80	48.43	479,575
89.50	17.63	September 22, 2005	21,150	6.73	242.36	47.75	12.757
97.00	19.11	December 1, 2005	49,500	6.92	239.65	47.22	29,063
101.00	19.90	August 10, 2006	280,456	7.61	239.69	47.23	126,956
114.00	22.46	June 7, 2006	545,626	7.43	231.16	45.55	263,126
115.00	22.66	September 21, 2006	6,000	7.72	231.82	45.68	2,375
116.00	22.86	April 20, 2006	47,376	7.30	230.10	45.34	13.626
130.00	25.61	December 1, 2006	17.788	7.92	224.25	44.18	6,163
173.00	34.09	June 21, 2007	601,597	8.47	205.72	40.53	148,597
184.00	36.25	March 2, 2007	144,526	8.16	198.80	39.17	33.245
210.50	41.48	April 25, 2007	48.914	8.31	188.39	37.12	8,039
224.00	44.14	September 19, 2007	143,801	8.72	185.92	36.63	33,389
326.50	64.33	October 4, 2008	188.900	9.76	161.09	31.74	–
329.00	64.82	December 13, 2008	137,030	9.95	162.04	31.93	–
330.00	65.02	December 13, 2007	80,500	8.95	153.03	30.15	20.125
352.50	69.45	June 27, 2008	826,045	9.49	151.86	29.92	–
364.00	71.72	April 19, 2008	372,400	9.30	147.22	29.01	–
214.51	**42.27**		**4,168,821**	**8.32**	**197.24**	**38.86**	**1,177,536**
210.73	**41.52**		**4,273,841**	**8.14**	**198.56**	**39.12**	**1,282,556**

*Supplementary information to the financial statements

15. WARRANTS (continued)

Weighted average exercise of outstanding warrants at December 31, 2006

Exercise price	Exercise price	Warrants exercisable from	Number of warrants outstanding	Weighted average remaining contractual life (in years)	Value of outstanding warrants at year end	Value of outstanding warrants at year end	Number of warrants exercisable
DKK	USD (*Unaudited)				DKK	USD (*Unaudited)	
		Preceding Warrant Scheme					
33.70	6.64	September 26, 2003	147,494	0.74	347.23	68.42	147,494
37.00	7.29	June 25, 2004	84,420	1.73	344.80	67.94	84,420
51.50	10.15	December 4, 2004	625	1.93	332.08	65.43	625
59.00	11.67	November 11, 2004	17,000	3.07	327.58	64.54	17,000
62.50	12.31	October 10, 2004	43,100	1.41	320.74	63.20	43,100
86.00	16.94	April 1, 2005	54,581	1.88	300.10	59.13	54,581
139.50	27.49	June 23, 2003	71,000	0.49	243.10	47.90	71,000
183.00	36.06	March 20, 2003	9,375	0.22	198.71	39.15	9,375
190.00	37.44	February 15, 2003	40,425	0.13	191.18	37.67	40,425
196.00	38.62	March 7, 2003	37,500	0.18	185.22	36.49	37,500
85.39	**16.83**		**505,520**	**0.96**	**296.92**	**58.50**	**505,520**
		Current Warrant Scheme					
86.00	16.94	August 3, 2005	709,787	7.59	320.14	63.08	344,512
89.50	17.63	September 22, 2005	30,950	7.73	318.58	62.77	14,163
97.00	19.11	December 1, 2005	64,937	7.92	314.75	62.02	24,062
101.00	19.90	August 10, 2006	275,178	8.61	315.01	62.07	65,878
114.00	22.46	June 7, 2006	560,501	8.43	307.37	60.56	136,751
115.00	22.66	September 21, 2006	6,000	8.72	308.28	60.74	563
116.00	22.86	April 20, 2006	60,317	8.30	305.95	60.28	9,687
130.00	25.61	December 1, 2006	23,250	8.92	301.56	59.42	5,813
173.00	34.09	June 21, 2007	604,000	9.47	285.66	56.28	–
184.00	36.25	March 2, 2007	148,375	9.16	279.16	55.00	–
210.50	41.48	April 25, 2007	54,500	9.31	270.07	53.21	–
224.00	44.14	September 19, 2007	146,550	9.72	268.22	52.85	–
330.00	65.02	December 13, 2007	80,500	9.95	237.62	46.82	–
135.43	**26.68**		**2,785,790**	**8.61**	**300.64**	**59.24**	**601,429**
127.75	**25.17**		**3,291,310**	**7.44**	**300.07**	**59.12**	**1,106,949**

*Supplementary information to the financial statements

16. RELATED PARTY DISCLOSURES

Genmab's related parties are:

- Medarex, Inc. and GenPharm International, Inc.
- The parent company's subsidiaries.
- Companies in which members of the parent company's board of directors, management and close members of the family of these persons exercise significant influence.
- The parent company's board of directors, management and close members of the family of these persons.

Transactions with Medarex, Inc. and GenPharm International, Inc.

During 2007, changes in our relationship with Medarex occurred and, therefore, Medarex is no longer considered as a related party. On December 31, 2007, Medarex, Inc. owned approximately 10.7% (2006: 18.5%) of the outstanding shares of Genmab through its wholly owned subsidiary, GenPharm International, Inc.

In June 2001, Genmab and Medarex entered into a collaboration agreement to develop HuMax-Inflam. Under the agreement, the parties were to share the costs

Notes to the Financial Statements

16. RELATED PARTY DISCLOSURES (continued)

associated with the pre-clinical and clinical development of the product and shared the commercialization rights and royalties. During 2007 Genmab entered an asset exchange agreement with Medarex, Inc. under which Genmab received full rights to HuMax-Inflam (now known as HuMax-IL8). Medarex received full rights to multiple disease programs in oncology. Genmab and Medarex released to each other all previously held economic interests in the assets exchanged.

The parent company has acquired short-term licenses and research fees from Medarex at an amount totalling DKK 9,594 thousand in 2007. In 2006, the total payments amounted to DKK 6,019 thousand.

As per December 31, 2007, the parent company had a balance payable to Medarex of DKK 4,169 thousand compared to DKK 3,555 thousand at the end of 2006.

The Parent Company's Transactions with Subsidiaries

Genmab B.V., Genmab, Inc. and Genmab Ltd. are 100% owned subsidiaries of Genmab A/S and included in the consolidated financial statements. They primarily perform research and development activities on behalf of the parent company. All inter-company transactions have been eliminated in the consolidated financial statements of the Genmab group.

	Parent Company	
	2007	2006
	DKK'000	DKK'000
Transactions with subsidiaries:		
Service fee costs	(211,597)	(171,937)
Warrant compensation expenses—invoiced to subsidiaries	24,731	10,356
Financial income	2,204	2,020
Balances with subsidiaries:		
Leasing receivables	15,667	18,206
Receivables	7,693	—
Payables	(6,657)	(6,095)

The Parent Company's Transactions with Board of Directors and Management

In addition to remuneration to the board of directors and management outlined in note 3, the following transactions took place during 2006 and 2007:

One member of the board of directors rendered additional services to Genmab during 2006 for which he received consultancy fees totalling DKK 1,060 thousand. No services have been rendered in 2007.

No other significant transactions have taken place with the board of directors or the management.

	Dec. 31, 2005	Acquired	Sold	Dec. 31, 2006	Acquired	Sold	Transfers	Dec. 31, 2007
Number of ordinary shares owned								
Board of Directors								
Lisa N. Drakeman	511,040	—	—	511,040	—	(150,000)	—	361,040
Ernst Schweizer	195,340	1,500	(34,500)	162,340	43,500	(85,840)	—	120,000
Irwin Lerner	50,000	—	—	50,000	—	—	(50,000)	—
Michael Widmer	—	—	—	—	25,000	(25,000)	—	—
Karsten Havkrog Pedersen	—	—	—	—	12,500	(12,500)	—	—
Anders Gersel Pedersen	—	8,000	(8,000)	—	17,000	(17,000)	—	—
Burton G. Malkiel	—	—	—	—	—	—	—	—
Hans Henrik Munch-Jensen	—	—	—	—	300	—	—	300
	756,380	9,500	(42,500)	723,380	98,300	(290,340)	(50,000)	481,340
Management								
Lisa N. Drakeman, see above	-	—	-	—	—	—	—	—
Jan van de Winkel	210,000	20,000	—	230,000	—	(110,000)	—	120,000
Claus Juan Møller-San Pedro	331,635	—	—	331,635	—	(120,000)	—	211,635
Bo Kruse	26,400	500	—	26,900	—	(20,000)	—	6,900
	568,035	20,500	—	588,535	—	(250,000)	—	338,535
Total	1,324,415	30,000	(42,500)	1,311,915	98,300	(540,340)	(50,000)	819,875

16. RELATED PARTY DISCLOSURES (continued)

	Dec. 31, 2005	Granted	Exercised	Expired	Dec. 31, 2006	Granted	Exercised	Expired	Transfers	Dec. 31, 2007
Number of warrants held										
Board of Directors										
Lisa N. Drakeman	405,000	200,000	–	–	605,000	200,000	–	–	–	805,000
Ernst Schweizer	112,500	15,000	(1,500)	–	126,000	15,000	(43,500)	–	–	97,500
Irwin Lerner	20,000	15,000	–	–	35,000	–	–	–	(35,000)	–
Michael Widmer	90,000	30,000	–	(25,000)	95,000	30,000	(25,000)	–	–	100,000
Karsten Havkrog Pedersen	45,000	15,000	–	(12,500)	47,500	15,000	(12,500)	–	–	50,000
Anders Gersel Pedersen	45,000	15,000	(8,000)	–	52,000	15,000	(17,000)	–	–	50,000
Burton G. Malkiel	–	–	–	–	–	40,000	–	–	–	40,000
Hans Henrik Munch-Jensen	–	–	–	–	–	40,000	–	–	–	40,000
	717,500	**290,000**	**(9,500)**	**(37,500)**	**960,500**	**355,000**	**(98,000)**	**–**	**(35,000)**	**1,182,500**
Management										
Lisa N. Drakeman, see above	–	–	–	–	–	–	–	–	–	–
Jan van de Winkel	190,000	100,000	–	–	290,000	100,000	–	–	–	390,000
Claus Juan Møller-San Pedro	190,000	100,000	–	–	290,000	100,000	–	–	–	390,000
Bo Kruse	113,000	75,000	(500)	–	187,500	75,000	–	–	–	262,500
	493,000	**275,000**	**(500)**	**–**	**767,500**	**275,000**	**–**	**–**	**–**	**1,042,500**
Total	**1,210,500**	**565,000**	**(10,000)**	**(37,500)**	**1,728,000**	**630,000**	**(98,000)**	**–**	**(35,000)**	**2,225,000**

During 2007, Irwin Lerner resigned from Genmab's board of directors in the light of his expanded responsibilities as Interim President and Chief Executive Officer of Medarex, Inc. On April 19, the shareholders elected Dr. Burton G. Malkiel and Hans Henrik Munch-Jensen to the board of directors at Genmab's Annual General Meeting.

17. COMMITMENTS

Guarantees and Collaterals

The group has established a bank guarantee of DKK 3,054 thousand towards a lessor of an office building. In the separate financial statements of the parent company no such guarantees have been established.

In connection with a payment of proceeds from a sale of a tangible fixed asset, the group may under certain circumstances be obligated to repay a part of the sales proceeds until June 30, 2011. The amount to be repaid will be reduced during the period and amounts to DKK 5,095 thousand as of December 31, 2007. The management does not expect to repay the amount. In the separate financial statements of the parent company, no such contingent liability exists.

Operating Leases

The group has entered into operating lease agreements with respect to office space, cars and office equipment.

The leases are non-cancelable for various periods up to 2013.

Notes to the Financial Statements

17. COMMITMENTS (continued)

Future minimum payments under our operation leases as of December 31, 2007 are as follows:

	Genmab Group		Genmab Group		Parent Company	
	2007	2006	2007	2006	2007	2006
	DKK'000	DKK'000	USD'000 (*Unaudited)	USD'000 (*Unaudited)	DKK'000	DKK'000
Payment due						
Within 1 year	28,392	19,777	5,594	3,897	11,186	5,691
From 1 to 5 years	71,570	48,224	14,102	9,502	34,753	2,171
After 5 years	3,801	–	749	–	3,801	–
Total	**103,763**	**68,001**	**20,445**	**13,399**	**49,740**	**7,862**
Expenses recognized in the income statement	25,208	22,278	4,967	4,389	10,309	9,231

*Supplementary information to the financial statements

Finance Leases

The parent company and the group have entered into finance lease contracts, primarily with respect to laboratory equipment. All finance lease contracts in the Dutch subsidiary (lessee) have been entered through Genmab A/S (lessor) in order to take advantage of the financial strength of the parent company. Therefore, the statements for the group and the parent company are identical. This arrangement is neutral to the parent company, as all terms and conditions of the lease agreement are passed on to the subsidiary on the same terms as from the external lessor. As a result, Genmab A/S has lease receivables from the subsidiary totaling DKK 15,667 thousand (2006: DKK 18,206 thousand). All finance lease commitments recorded in the separate financial statements of the parent company are fully reflected in subleases entered into with the subsidiary Genmab B.V.

The average effective interest rate in the parent company's and the group's lease arrangements are approximately 4.0% (2006: 3.6%).

Future minimum lease payments under such finance leases and the net present value are as follows:

	Genmab Group		Genmab Group	
	2007	2006	2007	2006
	DKK'000	DKK'000 (*Unaudited)	USD'000 (*Unaudited)	USD'000
Minimum lease payments				
Within 1 year	8,002	7,594	1,577	1,496
From 1 to 5 years	8,649	11,704	1,704	2,306
	16,651	19,298	3,281	3,802
Future finance charges	(984)	(1,092)	(194)	(215)
Total	**15,667**	**18,206**	**3,087**	**3,587**
Net present value of future payments				
Within 1 year	7,485	6,955	1,475	1,370
From 1 to 5 years	8,182	11,251	1,612	2,217
Total	**15,667**	**18,206**	**3,087**	**3,587**
Fair value	**15,462**	**17,945**	**3,047**	**3,536**

*Supplementary information to the financial statements

In addition to the finance leases included in the table above, the group and the parent company have acquired laboratory equipment totaling DKK 8,517 thousand (2006: DKK 362 thousand) in a lease tranche starting on January 1, 2008 or later.

17. COMMITMENTS (continued)

Other Purchase Obligations

The parent company and the group have entered into a number of agreements which are mainly within the area of manufacturing services related to the research and development activities. Under the current development plans, the contractual obligations will lead to the following future payments:

	Genmab Group		Genmab Group		Parent Company	
	2007	2006	2007	2006	2007	2006
	DKK'000	DKK'000	USD'000 (*Unaudited)	USD'000 (*Unaudited)	DKK'000	DKK'000
Payment due						
Within 1 year	206,878	127,739	40,762	25,169	198,933	126,300
From 1 to 5 years	42,141	29,900	8,303	5,891	42,141	29,800
After 5 years	—	—	—	—	—	—
Total	**249,019**	**157,639**	**49,065**	**31,060**	**241,074**	**156,100**

*Supplementary information to the financial statements

License Agreements

The parent company and the group is a party to a number of license agreements which require the parent company to pay royalties if and when the parent company commercializes products utilizing the licensed technology.

18. CONTINGENT ASSETS AND CONTINGENT LIABILITIES

We are entitled to potential milestone payments and royalties on successful commercialization of products developed under license and collaboration agreements with our partners. Since the size and timing of such payments is uncertain, the agreements may qualify as contingent assets. However, it is impossible to measure the value of such contingent assets, and, accordingly, no such assets have been recognized.

As part of the license and collaboration agreements that Genmab has entered into, once a product is developed and commercialization is carried out, milestone and royalty payments will be required. It is impossible to measure the value of such future payments, but Genmab expects to generate future income from such products which will exceed any milestone and royalty payments.

19. FEES TO AUDITORS APPOINTED AT THE ANNUAL GENERAL MEETING

	Genmab Group		Genmab Group		Parent Company	
	2007	2006	2007	2006	2007	2006
	DKK'000	DKK'000	USD'000 (*Unaudited)	USD'000 (*Unaudited)	DKK'000	DKK'000
PricewaterhouseCoopers						
Audit	1,036	1,109	204	219	530	640
Other services	1,117	1,016	220	200	702	568
Total fees	**2,153**	**2,125**	**424**	**419**	**1,232**	**1,208**

*Supplementary information to the financial statements

20. RECONCILIATION FROM IFRS TO US GAAP

The financial statements of the group and the parent company are prepared in accordance with IFRS, which differ in certain aspects from US GAAP. For the convenience of the reader, we have provided a reconciliation of the net result under IFRS to the corresponding net result under US GAAP. US GAAP has additional disclosure requirements with respect to some of the areas included in the reconciliation, but such disclosures have not been included in this note.

20. RECONCILIATION FROM IFRS TO US GAAP (continued)

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, *"Reporting Comprehensive Income"*, establishes US GAAP for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income, which is a component of shareholders' equity, includes all unrealized gains and losses (including exchange rate gains and losses) on debt and equity securities classified as "available-for-sale". Such securities would be classified as marketable securities in the financial statements under US GAAP and such unrealized gains and losses would be included in a separate statement in order to determine comprehensive income.

In accordance with IFRS, Genmab classifies such securities as financial assets at fair value through profit or loss. Unrealized gains and losses (including exchange rate adjustments) are included in the income statement as financial items and in shareholders' equity as part of the accumulated deficit.

Warrant Compensation Expenses

Under IFRS, the fair value of warrants granted is recognized as an expense in the income statement with a corresponding entry in shareholders' equity. SFAS No 123R, *"Share-Based Payment (revised)"*, includes similar requirements. Adoption of SFAS No. 123R as of January 1, 2006, using the modified prospective application method, led to differences between IFRS and US GAAP, as SFAS No. 123R comprises portions of prior years' warrant grants not fully vested, which are not comprised by IFRS 2. There are no differences between IFRS and US GAAP for the period ended after December 31, 2006.

Accounting for Investments in Subsidiaries

Effective from January 1, 2005, IFRS does not allow the application of the equity method in accounting for investments in subsidiaries in the separate financial statements of the parent company. The revised IAS 27 prescribes measurement at cost or at fair value.

Genmab A/S measures the investments in subsidiaries at cost. US GAAP prescribes the use of the equity method, which results in differences between IFRS and US GAAP in the separate financial statements of the parent company.

Application of US GAAP would have affected net loss for the periods ended December 31, 2007 and 2006 to the extent described below.

	Genmab Group		Genmab Group		Parent Company	
	2007	2006	2007	2006	2007	2006
	DKK'000	DKK'000	USD'000 (*Unaudited)	USD'000 (*Unaudited)	DKK'000	DKK'000
Net loss according to IFRS	**(383,369)**	**(438,236)**	**(75,537)**	**(86,347)**	**(373,394)**	**(434,907)**
Revaluation of marketable securities concerning measurement to market value	60,080	1,218	11,838	240	60,080	1,218
Reversed unrealized exchange rate (gain)/ loss on marketable securities	9,804	6,353	1,932	1,252	9,804	6,353
Reversed warrant compensation expenses	–	39,200	–	7,724	–	28,844
US GAAP warrant compensation expenses	–	(39,883)	–	(7,858)	–	(29,261)
Result in subsidiaries under equity method	–	–	–	–	(9,975)	(3,595)
Net loss according to US GAAP	**(313,485)**	**(431,348)**	**(61,767)**	**(84,989)**	**(313,485)**	**(431,348)**
Weighted average number of ordinary shares outstanding during the period – basic and diluted	43,944,560	38,926,758	43,944,560	38,926,758	43,944,560	38,926,758
Basic and diluted net loss per share according to US GAAP	(7.13)	(11.08)	(1.41)	(2.18)	(7.13)	(11.08)
Net loss according to US GAAP	**(313,485)**	**(431,348)**	**(61,767)**	**(84,989)**	**(313,485)**	**(431,348)**
Other comprehensive income:						
Unrealized gain / (loss) from marketable securities	(60,080)	(1,218)	(11,838)	(240)	(60,080)	(1,218)
Adjustment of foreign currency fluctuations in subsidiaries	253	(593)	51	(118)	253	(593)
Unrealized exchange rate gain/(loss) on marketable securities	(9,804)	(6,353)	(1,932)	(1,252)	(9,804)	(6,353)
Comprehensive income	**(383,116)**	**(439,512)**	**(75,486)**	**(86,599)**	**(383,116)**	**(439,512)**

*Supplementary information to the financial statements

21. ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and endorsed by the EU, effective for 2007, and additional Danish disclosure requirements for annual reports of listed companies, including those issued by the OMX Nordic Exchange Copenhagen. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The financial statements have been prepared in Danish Kroner (DKK), which is the functional and presentation currency of the parent company. In the notes to the financial statements, reconciliation has been provided of the reported net result under IFRS to the corresponding net result under US GAAP.

Supplementary Information

Solely for convenience of the reader, the financial statements contain a conversion of certain DKK amounts into US Dollars (USD) at a specified rate. This conversion has been made at the exchange rate in effect at the balance sheet date (USD 1.00 = DKK 5.075). These converted amounts should not be construed as representations that the DKK amounts actually represent such USD amounts or could be converted into USD at the rate indicated or at any other rate. Only the consolidated financial statements have been converted to USD. Accordingly, financial statements for the parent company are disclosed only in DKK, except for certain disclosures in the notes.

New Accounting Policies

Effective from January 1, 2007, Genmab has adopted relevant new and amended standards issued by the International Accounting Standards Board endorsed by the EU and with effective dates as of January 1, 2007. These include the IFRS 7 "Financial Instruments: Disclosures" and amendment to IAS 1 *"Presentation of Financial Statements—Capital Disclosures"*. The standards have not changed Genmab's accounting policies for recognition and measurement of financial instruments, only the disclosures in the notes are changed.

Effective from January 1, 2007, Genmab has implemented the following relevant EU-adopted interpretations:

- IFRIC 10 Interim Financial Reporting and Impairment—effective from periods beginning on or after November 1, 2006
- IFRIC 11 IFRS 2: Group and Treasury Share Transactions—effective from periods beginning on or after March 1, 2007.

The implementation of the interpretations has not impacted the financial statements.

Finally, the reserve for share-based payment has been transferred to accumulated deficit.

Consolidated Financial Statements

The consolidated financial statements include Genmab A/S (the parent company) and subsidiaries in which the parent company directly or indirectly exercises a controlling interest through shareholding or otherwise. Accordingly, the consolidated financial statements include Genmab A/S, Genmab B.V., Genmab, Inc., and Genmab Ltd. (collectively referred to as the Genmab group).

The group's consolidated financial statements have been prepared on the basis of the financial statements of the parent company and subsidiaries—prepared under the group's accounting policies—by combining similar accounting items on a line-by-line basis. On consolidation, intercompany income and expenses, intercompany receivables and payables, and unrealized gains and losses on transactions between the consolidated companies are eliminated.

The recorded value of the equity interests in the consolidated subsidiaries is eliminated with the proportionate share of the subsidiaries' equity. Subsidiaries are consolidated from the date when control is transferred to the group.

The income statements for foreign subsidiaries are translated into the group's reporting currency at the year's weighted average exchange rate and the balance sheets are translated at the exchange rate in effect at the balance sheet date. Exchange rate differences arising from the translation of foreign subsidiaries shareholders' equity at

21. ACCOUNTING POLICIES (continued)

the beginning of the year, and exchange rate differences arising as a result of foreign subsidiaries' income statements being translated at average exchange rates, are recorded in translation reserves in shareholders' equity.

Foreign Currency

Transactions in foreign currencies are translated at the exchange rates in effect at the date of the transaction.

Exchange rate gains and losses arising between the transaction date and the settlement date are recognized in the income statement as financial items.

Unsettled monetary assets and liabilities in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Exchange rate gains and losses arising between the transaction date and the balance sheet date are recognized in the income statement as financial items.

Income Statement

Revenues

Revenues comprise upfront payments and milestone payments and government grants, other income from research and development agreements. Revenue is recognized when it is probable that future economic benefits will flow to the group and these benefits can be measured reliably. Further, revenue recognition requires that all significant risks and rewards of ownership of the goods or services included in the transaction have been transferred to the buyer. See note 1. for a more detailed description.

Research and Development Costs

Research and development costs primarily include salary and related expenses, license costs, manufacturing costs, clinical costs, amortization of licenses and rights, and depreciation of tangible fixed assets; to the extent that such costs are related to the group's research and development activities.

Both research and development costs are recognized in the income statement in the period to which they relate. See note 1, for a more detailed description.

General and Administrative Expenses

General and administrative expenses relate to the administration of the group, including depreciation of long-lived assets to the extent such expenses are related to the administrative functions. General and administrative expenses are recognized in the income statement in the period to which they relate.

Share-Based Compensation

The parent company has granted warrants to employees, the board of directors, and non employee consultants under various warrant programs. For warrants granted after November 7, 2002, the group applies IFRS 2, according to which the fair value of the warrants at grant date is recognized as an expense in the income statement over the vesting period. A corresponding amount is recognized in shareholders' equity as the warrant scheme is designated as an equity-settled share-based payment transaction. Warrants granted prior to November 7, 2002 are not comprised by IFRS 2.

Expenses and exercise proceeds related to employees in the subsidiaries are re-invoiced to the relevant subsidiary where the employee has entered an employment contract.

Financial Income and Expenses

Financial income and expenses include interest as well as realized and unrealized exchange rate adjustments and realized and unrealized gains and losses on marketable securities (designated as fair value through profit and loss) and realized gains and losses and write downs of other securities and equity interests (designated as available-for-sale financial assets).

Interest and dividend income are shown separately from gains and losses on marketable securities and other securities and equity interests.

Corporate Tax

Corporate tax expense, which consists of current tax and the adjustment of deferred taxes for the year, is recognized in the income statement to the extent that the tax is attributable to the net result for the year. Tax attributable to entries directly to shareholders' equity is recognized in shareholders' equity.

Current tax liabilities include taxes payable based on the expected taxable income for the year and any adjustments to prior years' tax expense as recorded in the income statement. Any prepaid taxes are recognized in other receivables in the balance sheet.

Balance Sheet

Non-current Assets

Licenses and Rights

Licenses and rights are initially measured at cost and include the net present value of any future payments. The net present value of any future payments is recognized as a liability.

21. ACCOUNTING POLICIES (continued)

Genmab acquires licenses and rights, primarily to get access to targets identified by third parties. Such licenses and rights have been acquired early in the research phase.

If it cannot be demonstrated with sufficient certainty that future economic benefits will flow to the group from these investments, such acquisitions will be impaired and recognized as research and development costs in the income statement at the time of acquisition.

Licenses and rights are amortized using the straight-line method over the estimated useful life of five years

Property, Plant and Equipment
Property, plant and equipment are measured at cost net of accumulated depreciation and any impairment losses. The cost comprises acquisition price and direct costs related to the acquisition until the asset is ready for use.

Depreciation, which is stated at cost net of any residual value, is calculated on a straight-line basis over the expected useful lives of the assets, which are as follows:

Equipment, furniture and fixtures	3–5 years
Computer equipment	3 years
Leasehold improvements	5 years
	or the lease term, if shorter

Depreciation, impairment losses and gains or losses on the disposal of tangible fixed assets are recognized in the income statement as research and development costs or as general and administrative expenses, as appropriate.

Fixed Assets under Construction
Fixed assets under construction include the design and building of laboratory facilities. The costs incurred are capitalized until the facilities are completed. Costs include direct costs to employees, salary related expenses and costs to subcontractors. Fixed assets under construction are not depreciated.

Equity Interests in Subsidiaries
In the separate financial statements of the parent company Genmab A/S, equity interests in subsidiaries are recognized and measured at cost. Equity interests in foreign currencies are translated to the reporting currency by use of historical exchange rates prevailing at the time of investment. The cost is written down to the recoverable amount if this is lower.

Income is recognized from the investments only to the extent that distributions from accumulated profits are received. Distributions received in excess of such profits are regarded as a recovery of investment and are recognized as a reduction of the cost of the investment.

Other Securities and Equity Interests
Other securities and equity interests, which have been acquired for long-term strategic holding, include Genmab's ownership of listed and non-listed companies. The financial assets have been designated as "available-for-sale" financial assets as the group's management intends to hold these investments for an indefinite period of time. However, the assets can be sold if the group's business strategy changes. The group's management assesses the classification of financial fixed assets at the time of acquisition and reviews such classification on a regular basis.

Other securities and equity interests are measured at fair value at the balance sheet date. The fair value for listed shares is the listed market price and the estimated value of unlisted securities based on observable market data and recognized valuation methods. If the fair value cannot be reliably determined for interests in non-listed companies, the assets are measured at cost. Realized gains and losses are recognized in the income statement as financial items, whereas unrealized gains and losses are recognized in shareholders' equity. Transactions are recognized at trade date.

Impairment of Non-current Assets
If circumstances or changes in Genmab's operations indicate that the carrying amount of non-current assets may not be recoverable, management reviews the asset for impairment. The basis for the review is the assets' recoverable amount, determined as the greater of the net selling price or its value in use. Value in use is calculated as the net present value of future cash inflow generated from the asset.

If the carrying amount of an asset is greater than the recoverable amount, the asset is written down to the recoverable amount. An impairment loss is recognized in the income statement when the impairment is identified.

Current Assets

Antibody Clinical Trial Material
Antibody clinical trial material includes antibodies purchased from third parties. If all criteria for recognition as an asset are fulfilled, in particular that sufficient certainty can be determined that future income from the use of such material will exceed the aggregate cost of the

21. ACCOUNTING POLICIES (continued)

antibodies, the antibodies are recognized in the balance sheet at cost and expensed in the income statement when consumed. If sufficient certainty cannot be obtained, such material is expensed in the income statement under research and development costs at the time of acquisition.

On a regular basis, the carrying value of such assets is reviewed to ensure that no impairment has occurred and that the quantities do not exceed the planned consumption in the development activities.

No antibody clinical trial materials are recognized in the balance sheet at the end of 2006 and 2007.

Other Receivables

Other receivables are designated as loans and receivables and measured in the balance sheet at amortized cost, which generally corresponds to nominal value less provision for bad debts.

The provision for bad debts is calculated on the basis of an individual assessment of each receivable including analysis of capacity to pay, creditworthiness and historical information on payment patterns and doubtful debts.

Prepayments

Prepayments recognized as current assets include expenditures related to a future financial year. Prepayments are measured at nominal value.

Marketable Securities

Marketable securities consist of investments in securities with a maturity greater than three months at the time of purchase. Genmab invests its cash in deposits with major financial institutions, in mortgage bonds, corporate bonds and notes issued by the Danish, EU or US governments. The securities can be readily purchased and sold using established markets. When sold, the cost of marketable securities is determined based on the "first-in first-out" principle.

Genmab's portfolio of investments has been designated as "Financial assets at fair value through profit or loss" as the portfolio is managed and evaluated on a fair value basis in accordance with Genmab's investment guidelines and the information provided internally to the management.

Marketable securities are measured at fair value, which equals the listed price. Realized and unrealized gains and losses (including unrealized foreign exchange rate gains and losses) are recognized in the income statement as financial items. Transactions are recognized at trade date.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash, bank deposits and marketable securities with a maturity of three months or less on the date of acquisition. Cash and cash equivalents are measured at fair value.

Shareholders' Equity

The share capital comprises the nominal amount of the parent company's ordinary shares, each at a nominal value of DKK 1. All shares are fully paid.

Share premium reserve comprises the amount received, attributable to shareholders' equity, in excess of the nominal amount of the shares issued at the parent company's offerings, reduced by external expenses directly attributable to the offerings.

Translation reserves in the consolidated financial statements include exchange rate adjustments of equity investments in subsidiaries arising from the translation of their financial statements from their functional currencies to the presentation currency of Genmab A/S (DKK). Translation reserves cannot be used for distribution.

Non-current Liabilities

Provisions

Provisions are recognized when the group has an existing legal or constructive obligation as a result of events occurring prior to or on the balance sheet date, and it is probable that the utilization of economic resources will be required to settle the obligation. Provisions are measured at fair value.

Deferred Tax

Deferred tax is accounted for under the liability method which requires recognition of deferred tax on all temporary differences between the carrying amount of assets and liabilities and the tax base of such assets and liabilities. This includes the tax value of tax losses carried forward.

Deferred tax is calculated in accordance with the tax regulations and current tax rates in the individual countries. Changes in deferred tax as a result of changes in tax rates are recognized in the income statement.

Deferred tax assets resulting from temporary differences, including the tax value of losses to be carried forward, are measured at the value at which the asset is expected to be utilized in future taxable income, based on Genmab's planned use of the individual assets. Deferred tax assets which are not recognized in the balance sheet are disclosed in a note to the financial statements.

21. ACCOUNTING POLICIES (continued)

Current Liabilities

Leasing

Lease contracts, which in all material respects transfer the significant risks and rewards associated with the ownership of the asset to the lessee, are classified as finance leases. Assets treated as finance leases are recognized in the balance sheet at the inception of the lease term at the lower of the fair value of the asset or the net present value of the future minimum lease payments. A liability equaling the asset is recognized in the balance sheet. Each lease payment is separated between a finance charge, recorded as a financial expense, and a reduction of the outstanding liability.

Fair value is calculated based on the present value of the future principal and interest cash flows, discounted at the market rate of interest at the balance sheet date.

Assets under finance leases are depreciated in the same manner as owned assets and are subject to regular reviews for impairment.

Lease contracts, where the lessor retains the significant risks and rewards associated with the ownership of the asset, are classified as operating leases. Lease payments under operating leases are recognized in the income statement ratably over the lease term. The total lease commitment under operating leases is disclosed in the notes to the financial statements.

Accounts Payable

Accounts payable are measured in the balance sheet at amortized cost, which is considered to be equal to the fair value due to the short-term nature of the liabilities.

Deferred Income

Deferred income reflects the part of revenues that has not been recognized as income immediately on receipt of payment and which concerns agreements with multiple components which cannot be separated. Deferred income is measured at the amount received.

Other Liabilities

Other liabilities are measured in the balance sheet at amortized cost, which is considered to be equal to the fair value due to the short-term nature of the liabilities.

Wages and salaries, social security contributions, paid leave and bonuses and other employee benefits are recognized in the financial year in which the employee performs the associated work.

The group's pension plans are classified as defined contribution plans, and, accordingly, no pension obligations are recognized in the balance sheet. Costs relating to defined contribution plans are included in the income statement in the period in which they are accrued and outstanding contributions are included in other liabilities.

Cash Flow Statement

The cash flow statement is presented using the indirect method with basis in the net loss.

Cash flow from operating activities is stated as the net loss adjusted for net financial items, non-cash operating items such as depreciation, amortization, impairment losses, warrant compensation expenses, provisions, and for changes in working capital, interest paid and received, and corporate taxes paid. Working capital comprises current assets less current liabilities excluding the items included in cash and cash equivalents.

Cash flow from investing activities is comprised of cash flow from the purchase and sale of intangible assets, tangible fixed assets and financial fixed assets as well as purchase and sale of marketable securities. The parent company's transactions with subsidiaries are included in "Receivables from subsidiaries".

Cash flow from financing activities is comprised of cash flow from the issuance of shares and raising and repayment of long-term loans including installments on lease liabilities.

The cash flow statement cannot be derived solely from the financial statements.

Segment Reporting

The group is managed and operated as one business unit. The entire group is managed by a single management team reporting to the Chief Executive Officer. No separate lines of business or separate business entities have been identified with respect to any of the product candidates or geographical markets. Accordingly, Genmab has concluded that it is not relevant to disclose segment information on business segments or geographical markets.

Reconciliation from IFRS to US GAAP

The Annual Report includes a reconciliation of the reported net result under IFRS to the corresponding net result under US GAAP.

Definition of Financial Ratios

The group discloses a number of financial ratios in the Annual Report. These financial ratios are defined as:

Notes to the Financial Statements

21. ACCOUNTING POLICIES (continued)

Basic Net Loss per Share
Basic net loss per share is calculated as the net loss for the year divided by the weighted average number of outstanding ordinary shares.

Diluted Net Loss per Share
Diluted net loss per share is calculated as the net loss for the year divided by the weighted average number of outstanding ordinary shares adjusted for the dilutive effect of share equivalents. As the income statement shows a net loss, no adjustment has been made for the dilutive effect.

Year-end Share Market Price
The year-end share market price is determined as the closing price of the parent company's shares on the OMX Nordic Exchange Copenhagen at the balance sheet date or the last trading day prior to the balance sheet date.

Price/Book Value
Price/book value is calculated as the parent company's year-end share market price divided by the shareholders' equity per share at the balance sheet date.

Shareholders' Equity per Share
Shareholders' equity per share is calculated as shareholders' equity at the balance sheet date divided by the number of outstanding shares at the balance sheet date.

Equity Ratio
Equity ratio is calculated as shareholders' equity at the balance sheet date divided by the total assets at the balance sheet date.

New International Financial Reporting Standards
The International Accounting Standards Board has issued, and the EU has endorsed, a number of new standards and made updates to some of the existing standards, the majority of which are effective as of January 1, 2008 or later. The financial reporting of Genmab is expected to be affected by such new or improved standards to the extent described below. Only standards and interpretations issued before December 31, 2007 and with relevance for the Genmab group are described.

IFRS 8, *"Operating Segments"*, requires an entity to adopt the "management approach" to reporting on the financial performance of its operating segments.

Generally, the information to be reported would be what the management uses internally for evaluating segment performance and deciding how to allocate resources to operating segments. As such information may be different from what is used to prepare the income statement and balance sheet, IFRS 8 requires explanations of the basis on which the segment information is prepared and reconciliation to the amounts recognized in the income statement and balance sheet. The standard, which replaces IAS 14, *"Segment Reporting"*, is effective for accounting periods beginning on or after January 1, 2009. No significant impact is expected on Genmab's financial reporting from this new standard. Genmab will only be required to disclose entity wide disclosures.

IASB has issued amendments to IAS 1 *"Presentation of Financial Statements"*. The amendments only affect the presentation of owner changes in equity and the presentation of recognized income and expenses. The amendments do not change the recognition, measurement or disclosure of specific transactions and other events required by other standards and interpretations. The standard is effective for accounting periods beginning on or after January 1, 2009. The standard has not yet been endorsed by the EU. No significant impact is expected on Genmab's financial reporting from these amendments.

The standards and interpretations are expected to be applied in accordance with the mandatory effective date provisions outlined in the standards and interpretations.

Directors' and Management's Statement on the Annual Report

The board of directors and management have today considered and adopted the annual report of Genmab A/S for the financial year January 1 through December 31, 2007.

The annual report is prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and endorsed by the EU and additional Danish disclosure requirements for annual reports of listed companies, including those issued by the OMX Nordic Exchange Copenhagen.

We consider the applied accounting policies to be appropriate and, in our opinion, the annual report gives a true and fair view of the assets and liabilities, financial position, results of operation and cash flows of the group and the parent company.

We recommend that the annual report be adopted at the annual general meeting.

Copenhagen, March 31, 2008

Management

Lisa N. Drakeman

Claus Juan Møller-San Pedro

Jan van de Winkel

Bo Kruse

Board of Directors

Michael B. Widmer
(Chairman)

Lisa N. Drakeman

Anders Gersel Pedersen

Karsten Havkrog Pedersen

Ernst H. Schweizer

Burton G. Malkiel

Hans Henrik Munch-Jensen

Independent Auditor's Report

To the Shareholders of Genmab A/S

We have audited the annual report of Genmab A/S for the financial year January 1–December 31, 2007, which comprises Directors' Report, Directors' and Management's Statement, Income Statement, Balance Sheet, Statement of Cash Flow, Statement of Shareholders' Equity and Notes to the Financial Statements for the group as well as for the parent company. The annual report is prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies. The convenience translation of certain DKK amounts to US dollars is supplementary information to the financial statements and not covered by our audit.

Management's Responsibility for the Annual Report

Management is responsible for the preparation and fair presentation of the annual report in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of an annual report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on the annual report based on our audit. We conducted our audit in accordance with Danish Auditing Standards. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance that the annual report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual report. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the annual report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the annual report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the annual report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Our audit has not resulted in any qualification.

Opinion

In our opinion, the annual report gives a true and fair view of the financial position at December 31, 2007 of the group and the parent company and of the results of the group and parent company operations and cash flows for the financial year January 1–December 31, 2007 in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

Copenhagen, March 31, 2008

PricewaterhouseCoopers
Statsautoriseret Revisionsaktieselskab

Mogens Nørgaard Mogensen
State Authorised Public Accountant

Claus Køhler Carlsson
State Authorised Public Accountant

2007 Stock Exchange Releases

Jan. 2 Genmab's Financial Calendar for 2007

Jan. 31 Genmab Announces Change in Board of Directors

Feb. 5 Global Agreement for HuMax-CD20 Receives Antitrust Clearance

Feb. 7 Capital Increase in Genmab as a Result of Execution of Private Placement to GlaxoSmithKline

Feb. 13 Genmab Announces Year End 2006 Financial Results

Mar. 12 New Insights into Novel Mechanisms of Action of Genmab's HuMax-EGFr

Mar. 16 Genmab in Research Cooperation with the DAHANCA-Group

Mar. 29 Genmab A/S Summons Annual General Meeting

Apr. 12 Genmab Initiates HuMax-EGFr Combination Study in Non Small Cell Lung Cancer

Apr. 19 Passing of Genmab A/S' Annual General Meeting

Apr. 19 Constitution of the Board of Directors in Genmab and Grant of Warrants to Board Members and Employees

May 8 Genmab Announces 2007 First Quarter Results

May 21 Genmab's HuMax-HepC Prevents Hepatitis C Virus Infection in Animal Model

Jun. 3 Genmab's HuMax-EGFr Shows Broad Potential in Cancer Treatment

Jun. 14 Genmab Initiates Ofatumumab Front Line NHL Study

Jun. 15 GlaxoSmithKline and Genmab Present Positive Phase II Results with Ofatumumab in Patients with Rheumatoid Arthritis (RA)

Jun. 18 Genmab Announces Development Plans for Ofatumumab

Jun. 26 Genmab Reaches First Milestone in Ofatumumab Collaboration

Jun. 27 Grant of Warrants to Board Members, Management and Employees in Genmab A/S

Jun. 29 Genmab Regains Rights to HuMax-CD4

Aug. 2 Genmab Regains Rights to HuMax-TAC

Aug. 10 Roche Files IND for Second Genmab Antibody

Aug. 21 Genmab Announces 2007 First Half Year Results

Sep. 7 Genmab Announces Encouraging Preclinical Data for Ofatumumab

Sep. 13 DAHANCA Initiates Head and Neck Cancer Study with Genmab's HuMax-EGFr

Sep. 13 Genmab Announces Asset Exchange Agreement

Sep. 13 Genmab Discloses Target and Development Plans for HuMax-Inflam

Sep. 27 Genmab Amends Ofatumumab Pivotal Study in NHL to Single Arm Study

Sep. 28 Major Shareholder Announcement

Oct. 1 Major Shareholder Announcement

Oct. 2 Roche Files CTA for Third Genmab Antibody

Oct. 11 Genmab Amends HuMax-CD4 Pivotal Study in CTCL

Oct. 23 Phase I Results Announced for R1507 from Genmab's Collaboration with Roche

Oct. 30 Genmab Announces Results for the First Nine Months of 2007

Nov. 9 Genmab to Present Zanolimumab and Ofatumumab Data at ASH

Nov. 20 Genmab and GlaxoSmithKline Initiate Ofatumumab Rheumatoid Arthritis Phase III Program

Nov. 28 Genmab Announces Update on Recruitment of Patients in Ofatumumab CLL Pivotal Study

Dec. 7 Genmab's HuMax-CD38 Enters Phase I/II Clinical Trial for Multiple Myeloma

Dec. 11 Fourth Genmab Antibody Developed Under Roche Collaboration to Enter Clinic

Dec. 13 Genmab Announces Details of Planned Ofatumumab Phase II Study in Multiple Sclerosis

Dec. 13 Genmab Initiates Ofatumumab Phase II Study in Diffuse Large B-Cell Lymphoma

Dec. 20 R1507 Antibody to Enter Phase II Study to Treat Sarcoma

Report Pursuant to Section 28A of the Danish Securities Trading Act, Genmab's Total Number of Voting Rights and Total Share Capital and Employee Warrant Releases

Capital Increase in Genmab as a Result of Employee Warrant Exercise
Feb. 14, Jun. 1, Sep. 18, Nov. 21

Genmab's Total Number of Voting Rights and Total Share Capital
Jun. 1, Jun. 29, Sep. 28, Nov 30

Report Pursuant to Section 28a of the Danish Securities Trading Act
Feb. 14, Feb. 15, May 10, May 31, Jun. 4, Nov. 20

Grant of Warrants in Genmab A/S
Apr. 19, Jun. 27, Oct. 4, Dec. 13

The full texts of all our stock exchange releases are available through the company's website, **www.genmab.com**. *Interested parties are invited to subscribe to Genmab's News Alerts Mailing List through the website to receive e-mail notifications on the day news is released.*

Investor Relations

Genmab's investor and public relations department is committed to providing efficient dissemination of company information to the market. We maintain high levels of transparency and accessibility in compliance with the disclosure rules of the OMX Nordic Exchange Copenhagen. Genmab publishes all price sensitive information via stock exchange releases and non-price sensitive information that may be of interest to investors via investor news releases. We further distribute this information via our website and internal mailing list of international investors, analysts, journalists and other market participants. Genmab also regularly holds conference calls and webcasts and attends investor meetings and industry conferences to communicate company news to the market. We believe this broad dissemination of information to the investment community will inspire confidence in Genmab and provide investors with the opportunity to more correctly assess Genmab's potential.

CORPORATE INFORMATION

Bankers
Amagerbanken
Amagerbrogade 25
DK-2300 Copenhagen S

Danske Bank
Holmens Kanal 2-12
DK-1092 Copenhagen K

Merrill Lynch & Co., Inc.
4 World Financial Center
250 Vesey Street
New York, NY 10080 USA

Legal Counsel
Kromann Reumert
Sundkrogsgade 5
DK-2100 Copenhagen Ø

Independent Auditors
PricewaterhouseCoopers
Strandvejen 44
DK-2900 Hellerup

Annual Report
Copies of this Annual Report in both English and Danish are available without charge upon request.

Annual General Meeting
The Annual General Meeting will be held on April 23, 2008 at 3:00 PM local time at:

Radisson SAS
Scandinavia Hotel
Amager Boulevard 70
DK-2300 Copenhagen S

Except for the historical information presented herein, matters discussed in this Annual Report are forward-looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward-looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to update statements regarding the future following the publication of this Annual Report; nor to confirm such statements in relation to actual results, unless this is required by law.

Board of Directors and Executive Management



Seated left to right: Michael Widmer, Lisa Drakeman. Standing left to right: Jan van de Winkel, Annarie Lyles, Claus Møller, Anders Gersel Pedersen, Bo Kruse, Karsten Havkrog Pedersen, Burton Malkiel, Ernst Schweizer, Hans Henrik Munch-Jensen

Michael B. Widmer, Ph.D.—American, 60

Board Chairman, term expires 2008

Compensation Committee

Dr. Widmer is Chairman of our board of directors and has been a member of our board since March 2002. Dr. Widmer is the former Vice President and Director of Biological Sciences of Immunex Corporation in Seattle. Prior to joining Immunex in 1984, he was an assistant professor in Laboratory Medicine and Pathology at the University of Minnesota. He is a former Scholar of the Leukemia Society of America. His research has centered on regulation of the immune and inflammatory response. He has authored over 100 scientific publications. During his tenure at Immunex, Dr. Widmer pioneered the use of cytokine antagonists, particularly soluble cytokine receptors, as pharmacologic regulators of inflammation. He was instrumental in the development of Enbrel, a soluble receptor for TNF marketed by Amgen and Wyeth Ayerst for the treatment of rheumatoid arthritis. He received a Ph.D. in genetics from the University of Wisconsin in 1976 and completed a postdoctoral fellowship in Immunology at the Swiss Institute for Experimental Cancer Research in Lausanne, Switzerland.

Anders Gersel Pedersen, M.D., Ph.D.—Danish, 56

Deputy Chairman, term expires 2010

Compensation Committee, Nominating and Corporate Governance Committee

Dr. Pedersen has been a member of our board since November 2003. Dr. Pedersen is Executive Vice President, Development at H. Lundbeck A/S. Following his degree in medicine and Research Fellow positions at Copenhagen hospitals, Dr. Pedersen worked for Eli Lilly for eleven years; ten of these as a director overseeing worldwide clinical research in oncology, before joining Lundbeck in 2000. At Lundbeck, Dr. Pedersen is responsible for the development of the product pipeline including clinical research. He is a member of the European Society of Medical Oncology, the International Association for the Study of Lung Cancer, the American Society of Clinical Oncology, the Danish Society of Medical Oncology and the Danish Society of Internal Medicine and serves on the boards of TopoTarget A/S and ALK-Abelló A/S. Dr. Pedersen received his medical degree and a doctoral degree in neuro-oncology from the University of Copenhagen and a B.Sc. in Business Administration from the Copenhagen Business School.

Lisa N. Drakeman, Ph.D.—American, 54

President, Chief Executive Officer & Board Member

Dr. Drakeman has been a member of our board and our President and CEO since the company's inception. Dr. Drakeman has over eighteen years of experience working in the biotechnology industry, including leading Genmab's successful financing transactions, establishing corporate partnerships with major pharmaceutical companies, managing clinical trials of monoclonal antibody-based products and developing government programs for financing biotechnology research. Dr. Drakeman serves on the board of BioNJ. She has received a number of awards and honors including being named "Advocate of the Year" by the Biotechnology Industry Organization in 1995, "Industry Woman of the Year" by the Biotechnology Council of New Jersey in 1996 and being inducted in the New Jersey High Technology Hall of Fame in 2000. She previously served as a member of the faculty and administration at Princeton University and as Senior Vice President, Head of Business Development for Medarex, Inc. She received a B.A. degree from Mount Holyoke College, M.A. from Rutgers University, and M.A. and Ph.D. from Princeton University.

Ernst H. Schweizer, Ph.D.—German, 73
Board Member, term expires 2009

Dr. Schweizer has been a member of our board since our inception and was Head of Business Development from 2002 to 2005. Dr. Schweizer served as President of Medarex Europe from 1999 until 2001, and was previously Deputy Director of World-wide Business Development and Licensing for Novartis, from 1997 to 1999, and Chief Scientific and Technical Adviser in Business Development and Licensing at Ciba-Geigy AG from 1983 to 1997. Dr. Schweizer also serves on the board of Speedel Holding Ltd. (CH), Speedel Pharma Ltd. (CH), Speedel Pharmaceuticals Inc. (US) and Canyon Pharmaceuticals Inc. (US), Canyon Pharmaceuticals AG (CH), Canyon Pharmaceuticals Ltd. (UK). Furthermore, Dr. Schweizer is a member of the board for CNW Customer Network AG (CH) and brain in action AG (CH). In addition he has his own company SPC Schweizer Pharma Consulting. He received a doctoral degree in chemistry from the University of Stuttgart.

Karsten Havkrog Pedersen—Danish, 58
Board Member, term expires 2008
Audit Committee, Nominating and Corporate Governance Committee

Mr. Pedersen has been a member of our board since March 2002. He has more than 25 years experience as an attorney within Danish corporate law and corporate governance. Mr. Pedersen has been a partner in the law firm Hjejle, Gersted & Mogensen since 1981. He was admitted as barrister to the Supreme Court of Justice in 1983. Mr. Pedersen was a member of the Danish Appeal Board (2000–2003) and was a member of the Danish Bar and Law Society, Committee of Legal Affairs (2001–2007). From 1991–2004, he was a member of the Editorial Committee of the Danish legal magazine *Lov & Ret*. Mr. Pedersen is a member of the board for BIG Fonden and its subsidiaries and other Danish legal entities.

Burton G. Malkiel, Ph.D.—American, 75
Board Member, term expires 2010
Audit Committee

Dr. Malkiel is the Chemical Bank Chairman's Professor of Economics at Princeton University. His specialties include financial markets, portfolio management, corporate finance, investments and securities valuation. He is widely published in finance, the valuation of stocks and bonds and the operation of financial markets in the United States. Dr. Malkiel was previously professor of Economics, the Gordon S. Rentschler Professor of Economics and Director of the Financial Research Center at Princeton University. He has also served as a member of the Council of Economic Advisors under the administration of US President Gerald R. Ford and was Dean at the School of Management and the William S. Beinecke Professor of Management at Yale University. Dr. Malkiel served as an officer in the United States Army Finance Corps before earning his doctoral degree. Dr. Malkiel is an investment committee member of the American Philosophical Society and the Corvina Foundation and serves on the board of Vanguard Group Ltd. He received his B.A. degree in Economics from Harvard University, a Masters of Business Administration from Harvard Graduate School of Business Administration and a doctorate in Economics and Finance from Princeton University.

Hans Henrik Munch-Jensen—Danish, 47
Board Member, term expires 2009
Audit Committee

Mr. Munch-Jensen is Director at Prospect where he advises listed companies in relation to strategic and financial communication. Previously, Mr. Munch-Jensen was Executive Vice President, CFO of H. Lundbeck A/S from 1998 to 2007, where he was responsible for overseeing the company's finance and investor relations activities. He previously served as a politics and finance columnist for the newspaper *Dagbladet Børsen* and as Vice President of the Copenhagen Stock Exchange. He was a member of various Lundbeck boards as well as the European Federation of Pharmaceutical Industries and Associations (EFPIA) and of Vækstforum, Region Hovedstaden. Mr. Munch-Jensen received his master in Political Science from the University of Aarhus.

Claus Juan Møller-San Pedro, M.D., Ph.D.—Danish
Executive Vice President & Chief Operating Officer

Dr. Møller has served as our COO since our inception. He has extensive experience in the biotechnology industry and in overseeing product development, manufacturing, clinical trials activities and human resources. Previous posts include Executive Vice President and Chief Medical and Operating Officer of Oxigene, Inc., President of IPC-Nordic A/S, and Medical Director for Synthélabo Scandinavia A/S. Dr. Møller is Chairman of the board at IPC-International, Plc and its three wholly owned subsidiaries. He received his M.D. and Ph.D. degrees from the University of Copenhagen.

Prof. Jan G. J. van de Winkel, Ph.D.—Dutch
Executive Vice President & Chief Scientific Officer

Prof. van de Winkel has served as our CSO since inception. Previously he was Vice President and Scientific Director of Medarex Europe. He is the author of over 270 scientific publications and has been responsible for a number of patents and pending patent applications. Prof. van de Winkel is one of the leading scientists in the study of antibodies and their interaction with the immune system. Prof. van de Winkel is a part-time Professor of Immunology at Utrecht University and also a member of the scientific advisory boards for BTF and Thuja Capital Healthcare Fund. He holds M.S. and Ph.D. degrees from the University of Nijmegen.

Bo Kruse—Danish
Vice President & Chief Financial Officer

Mr. Kruse joined Genmab in 2000 and was appointed Vice President and CFO in 2005. He has broad finance experience including international knowledge of finance, accounting, capital markets and other financing activities. Prior to joining Genmab, Mr. Kruse was a Senior Associate at PriceWaterhouseCoopers, where he spent eight years. Mr. Kruse received his master and bachelor degrees in commerce at the Copenhagen Business School

Annarie Lyles, Ph.D.—American
Senior Vice President, Head of Business Development

Dr. Lyles joined Genmab in 2005. She has been engaged in biology-related businesses for nearly two decades, including a prior business development post with Medarex, Inc. She speaks frequently at licensing-related conferences and has served on professional committees for organizations including BIO, BioNJ, and the New Jersey Economic Development Authority. Dr. Lyles earned undergraduate and graduate biology degrees from Yale and Princeton Universities.

Glossary

ACR20, ACR50, ACR70	American College of Rheumatology's scoring model for rheumatoid arthritis, representing 20%, 50% or 70% improvement in tender and swollen joint count and in 3 of the 5 following assessments: Patient Pain Assessment, Patient Global Assessment, Physician Global Assessment, Patient Self-Assessed Disability and Acute Phase Reactant.
Antibody	Immunoglobulin. A protein, produced by B-cells, that recognizes a specific site (epitope) on an antigen and facilitates clearance of that antigen.
Antigen	Immunogen. Any substance (usually foreign) that binds specifically to an antibody.
B-cell	White blood cell type also known as a B-Lymphocyte.
Cytotoxicity	The ability to kill cells.
Cytokine	A secreted protein that regulates the intensity of an immune response by exerting various effects on cells within the immune system.
Fast Track Designation	FDA designation intended to facilitate development and expedite reviews of therapeutics for the treatment of a serious life threatening condition and address unmet medical needs. Under a Fast Track designation, a biologic license application (BLA) can be submitted and reviewed in sequential sections and it also opens the possibility for a priority BLA review or accelerated marketing approval.
Interleukin	Cytokines secreted by immune system cells that affect the growth and differentiation of other cells within the immune system.
Lymphocyte	Any white blood cell that mediates humoral (production of antibodies) or cell-mediated immunity.
Monoclonal	Derived from a single cell.
Orphan Drug Designation	Regulations established by the FDA and EMEA for drugs being developed to treat rare diseases or conditions affecting relatively low numbers of patients, giving access to protocol assistance. Once approved, an Orphan Drug is granted up to seven years of market exclusivity in the US, or ten years in the EU, during which a similar product for the same condition cannot normally be placed on the market.
Placebo	Compound having no pharmacological effect.
Special Protocol Assessment	A procedure whereby the FDA agrees to specific performance goals for special protocol assessment and agreement that apply to pivotal efficacy trials. To use this process, companies submit a study protocol and related questions. The FDA may then review and agree to the protocol design, execution and analyses and issue a special protocol letter to that effect. Once the FDA sends written agreement, the assessment should be considered binding on them as long as the protocol is followed, unless substantial scientific issues essential to determining the safety or efficacy of the drug are identified after testing has begun.
Target	A substance identified as potentially of interest for use in the creation of an antibody.
Transgenic mouse	A mouse carrying a transgene, a gene introduced into replicating cells, so that it is transmitted across future generations of replicating cells.
T-lymphocyte or T-cell	A lymphocyte that matures in the thymus, of which there are two distinct types. T helper cells assist B-cells in their production of antibodies by producing cytokines. Cytotoxic T-cells destroy antigens by killing the target cell.



Genmab

www.genmab.com

END

Genmab A/S
Toldbodgade 33
1253 Copenhagen K
Denmark
Tel: +45 70 20 27 28
Fax: +45 70 20 27 29
CVR 21 02 38 84

Genmab, Inc.
457 North Harrison Street
Princeton, NJ 08540
USA
Tel: +1 609 430 2481
Fax: +1 609 430 2482

Genmab B.V.
Yalelaan 60
3584 CM Utrecht
The Netherlands
Tel: +31 30 2 123 123
Fax: +31 30 2 123 110

Genmab Ltd.
Middlesex House
Rutherford Close
Stevenage
Hertfordshire SG1 2EF
United Kingdom
Tel: +44 1438 342420
Fax: +44 1438 362612

Genmab MN, Inc.
9450 Winnetka Avenue North
Brooklyn Park, MN 55445
USA
Tel: +1 763 255 5000
Fax: +1 763 255 5474